______________________________________________________________________________

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                               MONACO FINANCE, INC
                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   608868-105
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Cathryn L. Porter
                            3200 Southwest Freeway,
                                  Suite 1220
                              Houston, Texas 77027
                                 (713) 871-0111
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 25, 1996
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



______________________________________________________________________________

                                  Schedule 13D

-------------------------------------------------------------------------------
CUSIP No. 608868-105                                   Page 2 of 16 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Pacific USA Holdings Corp.
                    IRS Identification No. 75-2255876
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC,00 (See Item 3)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Texas
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      0
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER        11,123,715 Class A   (See
   EACH        |     |                              1,323,715 Class B   Item 5)
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER     0
PERSON WITH    |     |                              10,630,000 Class A  (See
               | 10  |   SHARED DISPOSITIVE POWER      830,000 Class B  Item 5)
               |     |
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   11,123,715 Class A   (See
                                                    1,323,715 Class B   Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        Class A 66.4%
                                                        Class B 100%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
------------------------------------------------------------------------------
CUSIP No. 608868-105                           Page 3 of 16 Pages
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Pacific Electric Wire & Cable Co., Ltd.
                    IRS Identification No. -- N/A -- Foreign Corporation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                   WC, 00 (See Item 3)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Taiwan, Republic of China
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      0
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER        11,123,715 Class A   (See
   EACH        |     |                               1,323,715 Class B  Item 5)
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             0
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER   10,630,000 Class A
               |     |                                 830,000 Class B
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     11,123,715 Class A
                                                      1,323,715 Class B
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   Class A 66.4%
                                                   Class B  100%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         This Statement relates to the Class A common stock, $.01 par value, and Class B common stock, $.01 par value, of Monaco Finance, Inc., a Colorado corporation (the "Issuer" or "Monaco"). The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 5060, Denver, Colorado, 80202.

2.       Identity and Background.

         (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), and Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric"). Pacific is a 93.5% owned subsidiary of Pacific Electric. The executive officers and directors of Pacific and Pacific Electric are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Pacific or Pacific Electric, or any of its executive officers or directors are, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is required to be filed by such persons.

         (b) Business Address: The business address of Pacific is 5999 Summerside Drive, Suite 112, Dallas, Texas 75252. The business address of Pacific Electric is 4th Fl., 285, Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Pacific's and Pacific Electric's respective executive officers and directors are set forth in Item 2(c) of this Statement.

         (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. The present principal occupation or employment of Pacific's and Pacific Electric's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

                                           Board of Directors of Pacific

---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------

Tung Yu-jeh             Pacific Electric Wire & Cable Co., Ltd.             Chairman of the Board               Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire Cable
                        Section 4                                           Co., Ltd.
                        Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------

Sun Tao-tsun            Pacific Electric Wire & Cable Co., Ltd.             President                           Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire &
                        Section 4                                           Cable Co., Ltd.
                        Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu            Pacific Electric Wire & Cable Co., Ltd.             Executive Vice President            Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                and Chief Financial Officer
                        Section 4                                           Pacific Electric Wire &
                        Taipei, Taiwan, Republic of China                   Cable Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean            Pacific Electric Wire & Cable Co., Ltd.             Vice President                      Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire Cable
                        Section 4                                           Co., Ltd.
                        Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun          c/o Pacific USA Holdings Corp                       Vice President, Pacific             Taiwan, ROC
                        5999 Summerside Drive, #112                         Electric Wire & Cable Co.,
                        Dallas, Texas 75252                                 Ltd., and Executive
                                                                            Assistant: Office of the
                                                                            Chairman
                                                                            Pacific USA Holdings
                                                                            Corp.
---------------------------------------------------------------------------------------------------------------------------------
Larry D.                c/o Pacific USA Holdings Corp                       Chief Executive Officer             United States
Horner                  5999 Summerside Drive, #112                         PUSA Investment
                        Dallas, Texas 75252                                 Company
---------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley         c/o Pacific USA Holdings Corp                       Chief Executive Officer             United States
                        5999 Summerside Drive, #112                         Pacific USA Holdings
                        Dallas, Texas 75252                                 Corp.
---------------------------------------------------------------------------------------------------------------------------------



                                     Board of Directors of Pacific Electric



---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------

Tung Yu-jeh              c/o Pacific USA Holdings Corp                      Chairman of the Board               Taiwan, ROC
                         5999 Summerside Drive, #112                        Pacific Electric Wire Cable
                         Dallas, Texas 75252                                Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Lee Yu-tien              Pacific Electric Wire & Cable Co., Ltd.            Vice Board Chairman                 Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Sun Chen Shu-            Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
chuan                    4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Cheng I-chou             Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Chiao Ting-piao          Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun             Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu             Pacific Electric Wire & Cable Co., Ltd.            Executive Vice President            Taiwain, ROC
                         4th Fl., 285, Chung Hsiao East Road,               and Chief Financial Officer
                         Section 4                                          Pacific Electric Wire &
                         Taipei, Taiwan, Republic of China                  Cable Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Lee Chao-chun            Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire Cable
                         Section 4                                          Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Liu Wei-kang             Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun           c/o Pacific USA Holdings Corp                      Executive Assistant: Office         Taiwan, ROC
                         5999 Summerside Drive, #112                        of the Chairman Pacific
                         Dallas, Texas 75252                                USA Holdings Corp.
---------------------------------------------------------------------------------------------------------------------------------
Lee Ta-jen               Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Chiao Yu-chi             Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Sun Tao-chi              Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Cheng Chao-              Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
chun                     4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Sun Tao-heng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Yuan Pei-yu              Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Systems, Inc.
                         Section 4
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------
H. Baba                  c/o Pacific Electric Wire & Cable Co.,             Sumitomo Electric Ind.,             Japan
                         Ltd.                                               Ltd: c/o Pacific Electric
                         4th Fl., 285, Chung Hsiao East Road,               Wire & Cable Co., Ltd.
                         Section 4                                          4th Fl., 285, Chung Hsiao
                         Taipei, Taiwan, Republic of China                  East Road,
                                                                            Section 4
                                                                            Taipei, Taiwan, Republic
                                                                            of China
---------------------------------------------------------------------------------------------------------------------------------
Chang-Min-               Pacific Electric Wire & Cable Co., Ltd.            Chairman                            Taiwan, ROC
chiang                   4th Fl., 285, Chung Hsiao East Road,               Greenbay Entertainment
                         Section 4                                          Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Tony Yuan                Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Tung Hsiu-chun           Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Kao Ching-chu            Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Chin Yung                Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Tung Hsiu-shing          Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------



                                           Executive Officers of Pacific

---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------
Larry D. Horner          c/o Pacific USA Holdings Corp                      Chairman of the Board of            United States
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp., CEO of PUSA
                                                                            Investment Corp.
---------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley          c/o Pacific USA Holdings Corp                      Chief Executive Officer             United States
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
---------------------------------------------------------------------------------------------------------------------------------
Michael K.               c/o Pacific USA Holdings Corp                      Chief Financial Officer             United States
McCraw                   5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
---------------------------------------------------------------------------------------------------------------------------------
Cathryn L.               c/o Pacific USA Holdings Corp                      Chief General Counsel               United States
Porter                   3200 Southwest Freeway                             Pacific USA Holdings
                         Suite 1220                                         Corp.
                         Houston, Texas 77027
---------------------------------------------------------------------------------------------------------------------------------
Kristie A. Lipes         c/o Pacific USA Holdings Corp                      Chief Administrative                United States
                         5999 Summerside Drive, #112                        Officer
                         Dallas, Texas 75252                                Pacific USA Holdings
                                                                            Corp.
---------------------------------------------------------------------------------------------------------------------------------




                                      Executive Officers of Pacific Electric

---------------------------------------------------------------------------------------------------------------------------------
      Name                            Business Address                      Present Principal                   Citizenship
                                                                            Occupation
---------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh              Pacific Electric Wire & Cable Co., Ltd.            Chairman                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun             Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu             Pacific Electric Wire & Cable Co., Ltd.            Executive Vice President            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               and Chief Financial Officer
                         Section 4                                          Pacific Electric Wire &
                         Taipei, Taiwan, Republic of China                  Cable Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Sun Tao-heng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Cheng Chao-              Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
chun                     4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
---------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun           c/o Pacific USA Holdings Corp                      Vice President                      Taiwan, ROC
                         5999 Summerside Drive, #112                        Pacific Electric Wire &
                         Dallas, Texas 75252                                Cable Co., Ltd., Executive
                                                                            Assistant: Office of the
                                                                            Chairman Pacific USA
                                                                            Holdings Corp.
---------------------------------------------------------------------------------------------------------------------------------


         (d) Criminal Convictions: During the last five years, neither Pacific, Pacific Electric nor any of their respective executive officers or directors have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, neither Pacific, Pacific Electric nor any of their respective executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. The citizenship of each director and executive officer of Pacific and Pacific Electric is set forth in Item 2(c) of this Statement.

3.       Source and Amount of Funds and Other Consideration:

         Under a Securities Purchase Agreement dated October 29, 1996 (the "Securities Purchase Agreement"), Pacific has agreed to acquire 3,800,000 newly-issued shares of Class A common stock of Monaco. In addition, pursuant to a Warrant (the "Warrant") issued to Pacific by Monaco on October 29, 1996, Pacific has the right to purchase an additional 6,000,000 newly-issued shares of Class A common stock. Moreover, Pacific entered into a Shareholder Option Agreement ("Option Agreement") dated October 29, 1996 with Morris Ginsburg, Sandler Family Partners, Ltd., and Irwin Sandler, significant shareholders of Monaco's Class B common stock (the "Significant Shareholders"), pursuant to which Pacific obtained the right to purchase 830,000 of the Class B common stock of Monaco owned by such Significant Shareholders and such Significant Shareholders also were given the right to "put" their Class B common stock to Pacific. Pursuant to the Option Agreement the Significant Shareholders have agreed to vote 493,715 shares of Class B Common Stock over which they have a proxy as directed by Pacific to the extent consistent with any fiduciary duties to the grantor of such proxy. The aggregate purchase price for the purchase of the 3,800,000 shares of Class A common stock, the Warrant for 6,000,000 shares of Class A common stock and the Class B common stock from the Significant Shareholders is $47,420,000, (comprised of $44,100,000 payable to Monaco and $3,320,000 payable to the Significant Shareholders).

         Consummation of the transactions contemplated by the Securities Purchase Agreement is subject to the satisfaction of the conditions precedent set forth in Sections 7 and 8 of such agreement including without limitation, approval by the Monaco shareholders and expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; on November 25, 1996, such early termination was received. The Securities Purchase Agreement provides that the Closing will occur on the third business day after all conditions to Closing have been satisfied or waived.

         The purchase of the Warrant is not subject to the satisfaction of any conditions precedent other than consummation of the transactions contemplated under the Securities Purchase Agreement. The consummation of the transactions contemplated by the Option Agreement is subject to the satisfaction of customary closing conditions contained in Sections 8 and 9 of the Option Agreement.

         It is currently anticipated that the funds required to purchase the Class A Common Stock, the Class B Common Stock, and the Warrant would be provided from the repayment to Pacific required to be made by Monaco at Closing under the Securities Purchase Agreement of the $3,000,000 term loan made by Pacific to Monaco on October 29, 1996, Pacific's working capital and/or borrowings from sources yet to be determined.

4.       Purpose of Transaction.

         Pacific, through one or more subsidiaries or affiliates, is engaged in the financing of consumer debt related to the automobile industry. Upon consummation of the transactions contemplated by the Securities Purchase Agreement Pacific will acquire control of Monaco. Pacific believes that its acquisition of control of Monaco, which is also engaged in the business of financing the purchase of automobiles, complements and could enhance the business of Pacific's subsidiaries and affiliates engaged in the consumer finance business. Pacific, as a control person of Monaco, may from time to time institute such changes in the business and operations of Monaco as it determines are necessary and desirable.

         Neither Pacific, Pacific Electric nor any of their respective executive officers or directors have any present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as follows:

         Pursuant to Section 7(d) of the Option Agreement, following a written request to the Significant Shareholders by Pacific, the Significant Shareholders agree to use their reasonable efforts to obtain the agreement of Milton Karsh to enter into an agreement with Pacific with respect to all the shares of Class B common stock owned by Karsh, on terms substantially similar to those between the Significant Shareholders and Pacific contained in the Option Agreement.;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board, except as follows:

         Monaco has agreed to amend its bylaws, effective as of the closing under the Securities Purchase Agreement, to fix the number of members of Monaco's Board of Directors ("Board") at eleven, and that representatives of Pacific will be appointed to a majority of the seats on the Board. It is presently contemplated that the Board will be comprised of nine members following the closing, with two directorships remaining vacant. The parties have agreed that such nine-member Board will be comprised of five designees of Pacific, Morris Ginsburg and Irwin Sandler, and two independent directors that are not affiliated with Pacific or Messrs. Ginsburg and Sandler. Monaco has agreed that in the event that Black Diamond Advisors, Inc., a holder of Monaco subordinated debt, exercises its right to appoint an additional director to Monaco's Board of Directors in connection with its purchase of additional Monaco indebtedness pursuant to a certain option, Monaco will take such action as Pacific may request in order to preserve Pacific's majority and percentage membership of Monaco's Board of Directors in effect immediately prior to such appointment, including, without limitation, appointing to Monaco's Board of Directors such other designees of Pacific as may be required for Pacific to control Monaco's Board of Directors.

         (e) any material change in the present capitalization or dividend policy of the Issuer, except as described below in Item 4(f).;

         (f) any other material change in the Issuer's business or corporate structure, except as follows:

         Monaco's Articles of Incorporation will be amended to (1) increase the number of authorized common shares to 32,250,000 of which 30,000,000 shares shall be designated "Class A Common Stock" and 2,250,000 shares shall be designated "Class B Common Stock", and (2) limit the purpose for which Monaco is organized to "engage in the business of originating, investing in, selling, purchasing (including purchasing participation interests), servicing or otherwise dealing (including brokerage and warehousing activities) in motor vehicle loans (including installment sales contracts) and other consumer loans, and other activities incidental thereto".

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to those enumerated above.

         The descriptions herein of the Securities Purchase Agreement, Warrant and Option Agreement are qualified in their entirety by reference to such agreements, all of which are incorporated herein by reference.

5.       Interest in Securities of the Issuer.

         (a) Pacific and Pacific Electric each have beneficial ownership of 11,123,715 shares of Monaco Class A Common Stock and 1,323,715 shares of Monaco Class B Common Stock. Neither Pacific nor Pacific Electric have record ownership of any of such shares. Pacific's and Pacific Electric's beneficial ownership of the Class A Common Stock and Class B Common Stock results from Pacific's right to acquire the Class A Common Stock and Class B Common Stock pursuant to the terms of the Securities Purchase Agreement, the Warrant and the Option Agreement and Pacific's right to direct the vote of 493,715 shares of Class B Common Stock over which the Significant Shareholders have a proxy. The percentage of Monaco Class A Common Stock and Class B Common Stock beneficially owned by each of Pacific and Pacific Electric is 66.4% and 100%, respectively.

         (b) Each of Pacific and Pacific Electric have shared voting and dispositive power with respect to all of the shares of Monaco Class A Common Stock and Class B Common Stock which they beneficially own.

         (c) Except as described above, neither Pacific, Pacific Electric nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

         (d) Under the Option Agreement, prior to the acquisition by Pacific of the shares covered thereby, the Significant Shareholders have retained the rights to receive, and/or direct the receipt of, any dividends paid with respect to 830,000 shares of Class B common stock.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, to the best knowledge of Pacific and Pacific Electric, neither Pacific, Pacific Electric nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

          (a) Concurrently with the execution of the Securities Purchase Agreement, Monaco entered into a Loan Agreement with Pacific. The Loan Agreement provides for a $3.0 million Term Loan by Pacific to Monaco, which Term Loan was funded on November 1, 1996. The Term Loan matures on November 16, 1998, subject to mandatory prepayment with the proceeds of the issuance of Class A common stock pursuant to the Securities Purchase Agreement. The Term Loan bears interest at 9.0% per annum with monthly payments of interest only during the first year and monthly installments of principal and interest beginning in December, 1997. The Term Loan is secured by a pledge of 100% of the outstanding stock of MF Receivables Corp. I, Monaco's wholly-owned subsidiary, and is subject to mandatory prepayments in the event of certain asset liquidations by MF Receivables Corp. I, or the failure of MF Receivables Corp. I to maintain certain financial ratios. The Term Loan is subject to acceleration in the event that Monaco refuses to close the transactions contemplated by the Securities Purchase Agreement, notwithstanding the satisfaction of its conditions to closing or defaults on its obligations to pay liquidated damages as required by the Securities Purchase Agreement. The Term Loan is also subject to acceleration upon the occurrence of other events of default customary in commercial lending transactions.

         (b) The Securities Purchase Agreement provides for a 3% commission to be payable to Pacific, or its affiliated designee. Such commission will be payable from the gross proceeds payable by Pacific to Monaco.

7.       Material to be Filed as Exhibits.

         Exhibit A:        Securities Purchase Agreement dated October 29,
                           1996 between Monaco Finance, Inc., a Colorado corporation and Pacific USA Holdings Corp., a Texas corporation.

         Exhibit B:        Shareholder Option Agreement dated October 29, 1996
                           by and among Pacific USA Holdings Corp., and Morris
                           Ginsburg, Sandler Family Partnerships, Ltd., and
                           Irwin Sandler.

         Exhibit C:        Warrant to Purchase 6,000,000 Shares of Common
                           Stock of Monaco Finance Inc., dated as of October 29,
                           1996.

         Exhibit D:        Agreement, dated December 3, 1996 between Pacific
                           USA Holdings Corp., and Pacific Electric Wire &
                           Cable Co., Ltd.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    December 4, 1996              Pacific USA Holdings Corp.

                                       By:    /s/ Bill C. Bradley
                                            ----------------------------
                                                Bill C. Bradley
                                                Chief Executive Officer


                                       Pacific Electric Wire & Cable Co., Ltd.

                                       By:   /s/ Tung Ching-yun
                                            ----------------------------
                                                Tung Ching-yun
                                                Vice President

                                    EXHIBIT A

                          SECURITIES PURCHASE AGREEMENT


      AGREEMENT, made and entered into as of the 29th day of October, 1996 (the "Agreement"), between MONACO FINANCE, INC., a Colorado corporation (the "Company"), and PACIFIC USA HOLDINGS CORP., a Texas corporation (the "Purchaser").

      For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

      1. Authorization of Securities.

      (a) The Company proposes to issue and sell an aggregate of 3,800,000 shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The terms, limitations and relative rights of the Class A Common Stock are set forth in the Articles of Incorporation of the Company, a copy of which is attached hereto as Exhibit A. As used in this Agreement, the term "Purchased Shares" shall mean the shares of the Company's Class A Common Stock to be sold pursuant to this Agreement.

      (b) The Company has authorized the issuance of a warrant to purchase 6,000,000 shares of Class A Common Stock (the "Warrant"). The terms and limitations of the Warrant are set forth in the Warrant to Purchase Shares of Common Stock, a copy of which is attached hereto as Exhibit C.

      (c) Concurrently with the execution hereof, the Purchaser has placed into escrow the sum of $500,000 (the "Deposit") pursuant to the Escrow Agreement attached hereto as Exhibit D.

      (d) Concurrently with the execution of this Agreement by the parties hereto, the Purchaser has issued its commitment to provide the Company with non-recourse bridge financing in the principal amount of $3 million (the "Bridge Loan") which Bridge Loan shall be evidenced by a non-negotiable installment promissory note and secured by the Company's pledge of all of the issued and outstanding capital stock of MF Receivables Corp. I, the Company's wholly-owned subsidiary and such other security as may be identified in a pledge and security agreement in form and substance satisfactory to the parties hereto.

      2. Sale and Purchase of Securities. Subject to the terms and conditions hereof, and in reliance upon the Company's and the Purchaser's representations and warranties set forth below, the Company agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Company on the Closing Date (as defined below), 3,800,000 shares of Class A Common Stock and the Warrant for an aggregate cash purchase price equal to $12,350,000.00.

      3. Closing

      (a) The closing of the transactions contemplated by Article 2 shall take place at the offices of Dorsey & Whitney LLP, 370 17th Street, Suite 4400, Denver, Colorado 80220, at 10:00 A.M., Denver time, no later than the third business day after all of the conditions set forth herein have been satisfied or waived, or such other date as the Purchaser and the Company shall agree to in writing (the "Closing Date").

      (b) At the closing of the transactions contemplated by Article 2, the Company shall execute and deliver to the Purchaser, in each case registered in the name of the Purchaser (or in the name of an affiliate of Purchaser designated in accordance with Section 13(f)): (i) a certificate, dated such Closing Date, representing the Purchased Shares purchased by the Purchaser on the Closing Date, and (ii) the Warrant, against payment of $12,350,000.00 (less the amount of the Deposit, including interest thereon, which shall be retained by the Company) by wire transfer of immediately available funds to such account as the Company shall designate not fewer than three business days prior to the Closing Date.

      4. Representations and Warranties by the Company. In order to induce the Purchaser to enter into this Agreement and to purchase the Purchased Shares and the Warrant, the Company hereby represents and warrants to the Purchaser that, except as set forth on the Company Disclosure Schedule attached hereto, referencing to the applicable Section the exceptions to such Section:

      (a) Organization, Standing, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power and authority to own its properties and to carry on its business in all material respects as it is now being conducted. The Company has the requisite corporate power and authority to issue the Purchased Shares, the Warrant and the shares of its Class A Common Stock into which the Warrant is exercisable (the "Warrant Shares") and to otherwise perform its obligations under this Agreement.

      (b) Governing Instruments; Corporate Proceedings. Annexed hereto as Exhibits A and B are true and complete copies of the duly and legally adopted Articles of Incorporation and bylaws of the Company, respectively, in effect as of the date of this Agreement. The Articles of Incorporation and bylaws of the Company will not be amended by the Company prior to the Closing Date, except as provided in Section 7(g) of this Agreement. The minute books of the Company are accurate in all material respects and reflect all material actions and proceedings taken at meetings or by written consent of the shareholders or the Board of Directors of the Company or any committee thereof.

      (c) Subsidiaries, Etc. Except as set forth on the Company Disclosure Schedule, the Company does not have any direct or indirect ownership interest in any corporation, partnership, joint venture, limited liability company, association or other business enterprise.

      (d) Qualification. The Company is duly qualified as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or the properties owned or leased by it makes such qualification necessary and in which failure to so qualify would have a material adverse impact upon its business.

      (e) SEC Filings. The Company has made, or will make, available to the Purchaser (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, including all exhibits thereto and items incorporated therein by reference, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, including all exhibits thereto and items incorporated therein by reference, and (iii) the definitive proxy statement relating to the Company's Annual Meeting of Stockholders held on September 10, 1996, and (iv) the definitive proxy statement relating to the Company's Special Meeting of Stockholders to be held to consider the transactions contemplated by this Agreement and the amendment to the Company's Articles of Incorporation described in Section 7(g) (items (i) through (iv) in this sentence being referred to collectively as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain, and in the case of the proxy statement described in clause (iv), will not contain, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 1995, the Company has filed all forms, reports and documents with the Securities and Exchange Commission (the "SEC") required to be filed by it pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, each of which complied as to form, at the time such form, document or report was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the applicable rules and regulations promulgated thereunder. Except as disclosed in the Company Disclosure Schedule, the Company SEC Reports have not been the subject of any comments or inquiries made by the SEC on or prior to the date hereof.

      (f) Financial Statements. The Company has delivered to Purchaser copies of
(i) the unaudited consolidated balance sheet, as of June 30, 1996, of the Company (the "Latest Balance Sheet") and the unaudited consolidated statements of earnings, shareholders' equity and cash flows of the Company for the six-month period ended June 30, 1996 (such statements and the Latest Balance Sheet being herein referred to as the "Latest Financial Statements") and (ii) the audited consolidated balance sheets, as of December 31, 1995 and 1994, of the Company and the audited consolidated statements of earnings, shareholders' equity and cash flows of the Company for each of the years ended December 31, 1995 and 1994 (collectively, the "Annual Financial Statements"). The Latest Financial Statements and the Annual Financial Statements are based upon the information contained in the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the dates thereof and results of operations for the periods referred to therein and include provisions for loss reserves which are reasonable in light of the Company's operating history and are consistent with generally accepted accounting principles. The Annual Financial Statements have been prepared in accordance with generally accepted accounting principles, consistently applied throughout the periods indicated. The Latest Financial Statements have been prepared in accordance with generally accepted accounting principles applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data which are required to be prepared in accordance with generally accepted accounting principles) consistently with the Annual Financial Statements and reflect all adjustments (exclusive of normal year-end adjustments) necessary to a fair statement of the results for the interim period(s) presented. The "static" loan pool information dated as of June 30, 1996 and presented by the Company to the Purchaser in connection with the Purchaser's due diligence investigation of the Company accurately sets forth the information it purports to present in all material respects.

      (g) Tax Returns and Audits. All required federal, state and local tax returns or appropriate extension requests of the Company have been filed, and all federal, state and local taxes required to be paid with respect to such returns that are material in amount have been paid or due provision for the payment thereof has been made. The Company is not delinquent in the payment of any such tax or in the payment of any assessment or governmental charge. The Company has not received notice of any tax deficiency proposed or assessed against it, and it has not executed any waiver of any statute of limitations on the assessment or collection of any tax. None of the Company's tax returns has been audited by governmental authorities in a manner to bring such audits to the Company's attention. The Company does not have any tax liabilities, except those reflected on the Annual Financial Statements or incurred in the ordinary course of business since December 31, 1995.

      (h) Changes, Dividends, etc. Except for the transactions contemplated by this Agreement, since June 30, 1996, the Company has not: (i) incurred any debts, obligations or liabilities, absolute, accrued or contingent and whether due or to become due, except liabilities incurred in the ordinary course of business which (individually or in the aggregate) will not materially and adversely affect the business, properties or prospects of the Company; (ii) paid any obligation or liability, or discharged or satisfied any liens or encumbrances, other than in the ordinary course of business; (iii) declared or made any payment to or distribution to its shareholders as such, or purchased or redeemed any of its shares of capital stock, or obligated itself to do so; (iv) issued or sold any shares of capital stock or other securities or granted any options, warrants, or other purchase rights with respect thereto other than pursuant to this Agreement, the exercise of outstanding options, warrants or rights, or the grant of stock options to employees, all of which are described in the Company Disclosure Schedule; (v) made any acquisition or disposition of any material assets or became involved in any other material transaction, other than for fair value in the ordinary course of business; or (vi) agreed to do any of the foregoing other than pursuant hereto. There has been no material adverse change in the financial condition, operations, results of operations, assets or business of the Company since June 30, 1996, it being understood that the Company continues to report losses from operations.

      (i) Litigation; Governmental Proceedings. There are no legal actions, suits, arbitrations or other legal, administrative or governmental proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company, or its properties or business, that questions the validity of this Agreement, the Company's Articles of Incorporation, the Purchased Shares or the Warrant or any action taken or to be taken pursuant hereto or thereto, or, except as set forth in the Company SEC Reports, that is reasonably likely to result in any material adverse change in the business or financial condition of the Company, and the Company is not aware of any facts which are likely to result in or form the basis for any such action, suit or other proceeding. The Company has not received notice of any threatened action or proceeding under any business or zoning ordinance, law or regulation that could have a material adverse effect on the financial condition, operations, results of operations, assets or business of the Company.

      (j) Compliance With Applicable Laws and Other Instruments. The business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of all governmental authorities. Neither the execution nor delivery of, nor the performance of or compliance with, this Agreement nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time, result in any breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any asset or property of the Company pursuant to, any material agreement or other instrument to which the Company is a party or by which it or any of its properties, assets or rights is bound or affected, and will not violate the Articles of Incorporation or bylaws of the Company or the laws of the State of Colorado or the federal laws of the United States of America, assuming compliance with the Hart-Scott-Rodino Anti-Trust Improvements Act of 1974, as amended (the "Hart-Scott-Rodino Act"). The Company is not in violation of its Articles of Incorporation or bylaws nor in material violation of, or in default under, any lien, indenture, mortgage, lease, agreement, instrument, commitment or arrangement that could have a material adverse effect on the financial condition, operations, results of operations, assets or business of the Company. The Company is not subject to any restriction which would prohibit it from entering into or performing its obligations under this Agreement, assuming compliance with the Hart-Scott-Rodino Act.

      (k) Purchased Shares and Warrant Shares. The Purchased Shares, when issued and paid for pursuant to the terms of this Agreement, will be duly authorized, validly issued and outstanding, fully paid, nonassessable shares and shall be free and clear of all pledges, liens, encumbrances and restrictions, except as set forth in Article 12 of this Agreement or in the Company's Articles of Incorporation. The Warrant Shares have been reserved for issuance and, when issued upon conversion of the Warrant, will be duly authorized, validly issued and outstanding, fully paid, nonassessable and free and clear of all pledges, liens, encumbrances and restrictions, except as set forth in Article 12 of this Agreement.

      (l) Securities Laws. Based in part upon the representations of the Purchaser in Article 5 of this Agreement, no consent, authorization, approval, permit or order of or filing with any governmental or regulatory authority is required under current laws and regulations in connection with the execution and delivery of this Agreement or the offer, issuance, sale or delivery of the Purchased Shares or the Warrant, other than the qualification thereof, if required, under applicable state securities laws, which qualification has been or will be effected as a condition of these sales. Except as described in the Company Disclosure Schedule, during the past twelve months the Company has not, directly or through an agent, offered the Purchased Shares or any similar securities for sale to, or solicited any offers to acquire such securities from, persons other than the Purchaser and other accredited investors. Under the circumstances contemplated by this Agreement and assuming the accuracy of the representations of the Purchaser in Article 5 of this Agreement, the offer, issuance, sale and delivery of the Purchased Shares and the Warrant will not, under current laws and regulations, require compliance with the prospectus delivery or registration requirements of the Securities Act.

      (m) Capital Stock. At the date hereof, the authorized capital stock of the Company consists of 17,750,000 shares of Class A Common Stock, of which 5,640,379 shares are issued and outstanding, 2,250,000 shares of Class B Common Stock, of which 1,311,715 shares are issued and outstanding, and 1,000,000 shares of preferred stock, $.01 par value, of which no shares are issued and outstanding. All of the outstanding shares of the Company were duly authorized, validly issued and are fully paid and nonassessable. There are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatever, other than pursuant to this Agreement and as issued or issuable in connection with the transaction described in Section 7(m), under which the Company is obligated to issue any securities of any kind representing an ownership interest in the Company. Neither the offer nor the issuance or sale of the Purchased Shares constitutes an event, under any anti-dilution provisions of any securities issued or issuable by the Company or any agreements with respect to the issuance of securities by the Company, which will either increase the number of shares issuable pursuant to such provisions or decrease the consideration per share to be received by the Company pursuant to such provisions. All outstanding securities of the Company have been issued in full compliance with the registration and prospectus delivery requirements of the Securities Act, or exemption(s) therefrom, and from the registration and qualification requirements of all applicable state securities laws, or exemption(s) therefrom.

      (n) Corporate Acts and Proceedings. Subject to the approval of the Company's shareholders and any special independent committee of the Company's Board of Directors organized to review this Agreement and the transactions contemplated hereby (the "Special Committee"), this Agreement has been duly authorized by all necessary corporate action on behalf of the Company has been duly executed and delivered by authorized officers of the Company, and is a valid and binding agreement on the part of the Company that is enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

      (o) Registration Rights. Other than under this Agreement and as described in the Company Disclosure Schedule, the Company has not agreed to register any of its authorized or outstanding securities under the Securities Act.

      (p) ERISA.
                  (i) As used in this Section 4(p), the term "Plan" shall mean an "employee pension benefit plan" as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); and the term "multiemployer plan" shall have the meaning set forth in the definition thereof in Section 3(37) of ERISA. To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefit), all employee benefit plans which the Company maintains or to which it contributes (collectively, the "Plans") comply in all material respects with the requirements of ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). With respect to the Plans, (A) all required contributions which are due have been made and a proper accrual has been made for all contributions due in the current fiscal year; (B) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; (C) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code); and (iv) the Company has delivered or caused to be delivered to every participant, beneficiary and other party entitled to such materials, all material Plan descriptions, returns, reports (including financial statements), schedules, notices, statements and similar materials, including, without limitation, summary plan descriptions, summaries of material modifications and summary annual reports, as are required, including audited financial statements, required by any federal, state or local law or governmental agency (including, without limitation, the Internal Revenue Service, the United States Department of Labor, the Pension Benefit Guaranty Corporation and the Securities and Exchange Commission) with respect to each such Plan, and the Company has no material liability in connection with the inadequacy, inaccuracy or untimeliness of such deliveries.

                  (ii) The Company does not contribute (and has not ever contributed) to any multiemployer plan, as defined in Section 3(37) of ERISA. The Company has no actual or potential liabilities under Section 4201 of ERISA for any complete or partial withdrawal from a multiemployer plan.

      (q) Licenses. The Company is duly licensed as required by the consumer finance laws of the states of Colorado and all other states in which the Company conducts its business. All such licenses are in full force, and there is no pending or, to the Company's knowledge, threatened proceeding by any agency or authority in any such jurisdiction, which, if determined adversely to the Company, would result in the forfeiture, suspension or revocation of any such license.

      (r) No Brokers or Finders. No person, firm or corporation has or will have, as a result of any act or omission of the Company, any right, interest or valid claim against the Company or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, except the Purchaser or its affiliate designee, which has the right to receive three percent (3%) commission from the gross proceeds payable by the Purchaser to the Company for the Purchased Shares and the Warrant. The Company will indemnify and hold the Purchaser harmless against any and all liability with respect to any such commission, fee or other compensation which may be payable or determined to be payable in connection with the transactions contemplated by this Agreement. As used in this Agreement, the term "affiliate" shall have the meaning ascribed to such term in Rule 405 promulgated under the Securities Act.

      (s) Disclosure. The Company has not knowingly withheld from the Purchaser any material facts relating to the assets, business, operations, financial condition or prospects of the Company. No representation or warranty in this Agreement or in any certificate, schedule, statement or other document furnished or to be furnished to the Purchaser pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein (taken as a whole) not misleading.

      5. Representations of the Purchaser. The Purchaser represents as follows:

      (a) Organization, Standing, etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, and has the requisite corporate power and authority to own its properties and to carry on its business in all material respects as it is now being conducted.

      (b) Investment Intent. The Purchaser is acquiring the Purchased Shares and the Warrant (and will acquire the Warrant Shares upon exercise of the Warrant) for investment for the Purchaser's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof except for a private transfer to a permissible assignee under Section 13(f) of this Agreement. The Purchaser understands that the Purchased Shares, the Warrant and the Warrant Shares have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof and applicable state securities laws, and that the reliance of the Company and others upon these exemptions is predicated in part upon this representation by each Purchaser. The Purchaser further understands that the Purchased Shares, the Warrant and the Warrant Shares may not be transferred or resold without (i) registration under the Securities Act and any applicable state securities laws, or (ii) an exemption from the requirements of the Securities Act and applicable state securities laws. The Purchaser understands that an exemption from such registration is not presently available pursuant to Rule l44 promulgated under the Securities Act by the Securities and Exchange Commission and that in any event the Purchaser may not sell any securities pursuant to Rule l44 prior to the expiration of a two-year period after the Purchaser has acquired such securities. The Purchaser understands that any sales pursuant to Rule l44 can be made only in full compliance with the provisions of Rule l44.

      (c) Qualification as an Accredited Investor, Etc. The Purchaser qualifies, and any permissible assignee of Purchaser pursuant to Section 13(f) will qualify, as an "accredited investor" for purposes of Regulation D promulgated under the Securities Act. The Purchaser (a) is able to bear the loss of its entire investment in the Purchased Shares without any material adverse effect on its business, operations or prospects, and (b) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment to be made by it pursuant to this Agreement.

      (d) Acts and Proceedings. This Agreement has been duly authorized by all necessary action on the part of the Purchaser, has been duly executed and delivered by the Purchaser, and is a valid and binding agreement of the Purchaser that is enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or transfer or other similar laws affecting the enforcement of creditors' rights generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

      (e) Compliance With Applicable Laws and Other Instruments. The business and operations of the Purchaser have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of all governmental authorities. Neither the execution nor delivery of, nor the performance of or compliance with, this Agreement nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time, result in any material breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any asset or property of the Company pursuant to, any agreement or other instrument to which the Company is a party or by which it or any of its properties, assets or rights is bound or affected, and will not violate the Articles of Incorporation or bylaws of the Purchaser or any applicable law, assuming compliance with the Hart-Scott-Rodino Act). The Purchaser is not in violation of its Articles of Incorporation or bylaws nor in material violation of, or in default under, any lien, indenture, mortgage, lease, agreement, instrument, commitment or arrangement. The Purchaser is not subject to any restriction which would prohibit it from entering into or performing its obligations under this Agreement, other than the expiration of all required waiting periods under the Hart-Scott-Rodino Act.

      (f) No Brokers or Finders. No person, firm or corporation has or will have, as a result of any act or omission by such Purchaser, any right, interest or valid claim against the Company for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement, except the Purchaser or its affiliate designee, which has the right to receive a three percent (3%) commission from the gross proceeds payable by the Purchaser to the Company for the Purchased Shares and the Warrant. The Purchaser will indemnify and hold the Company harmless against any and all liability with respect to any such commission, fee or other compensation which may be payable or determined to be payable as a result of the actions of such Purchaser in connection with the transactions contemplated by this Agreement, other than the Commission payable to Pacific Consumer Finance, LLC or its affiliate designee.

      (g) Ability to Consummate Transactions. The Purchaser has, or at the Closing will have, sufficient cash on hand to enable it to consummate the transactions contemplated hereby to occur on the Closing Date.

      6. Covenants of the Parties prior to Closing.

      (a) The Company covenants and agrees as follows:

                  (i) Covenants Pending Closing. Pending the closing of the sale and purchase of the Purchased Shares and the Warrant, the Company shall not, without the Purchaser's prior written consent, take any action or permit any subsidiary to take any action that would result in any of the representations and warranties made by the Company in this Agreement to not be true at and as of the time immediately after such action, or in any of the covenants contained in this Agreement becoming incapable of performance. The Company shall promptly advise the Purchaser of any action or event of which it becomes aware that has, or could reasonably be expected to have, the effect of making incorrect any such representations or warranties in any material respect or which has the effect of rendering any of such covenants incapable of performance.

                  (ii) Access to Books and Records. Between the date hereof and the Closing Date, the Company shall afford to the Purchaser and its authorized representatives full access at all reasonable times and upon reasonable notice to the books, records, officers, employees and other items of the Company, and otherwise provide such assistance as is reasonably requested by the Purchaser in order that the Purchaser may have a full opportunity to make such investigation and evaluation as it shall reasonably desire to make of the business and affairs of the Company. In addition, the Company shall cause its officers and directors to cooperate fully (including providing introductions where necessary) with the Purchaser to enable the Purchaser to contact such third parties, including customers, prospective customers, specifying agencies, vendors or suppliers of the Company, as the Purchaser deems reasonably necessary to complete its due diligence; provided, that the Purchaser agrees not to initiate such contacts without the prior approval of the Company, which approval shall not be unreasonably withheld.

                  (iii) Shareholders' Meeting. The Company, acting through its Board of Directors shall, as soon as practicable and in accordance with its Articles of Incorporation and bylaws and applicable law:

      (1) prepare and distribute proxy materials (the "Proxy Statement") in compliance with applicable law for, and duly call, give notice of, convene and hold, a special meeting (the "Special Meeting") of its shareholders as soon as practicable after the date hereof, but not later than 20 days after the date of the Proxy Statement, for the purposes of considering and voting upon this Agreement in accordance with the rules of the Nasdaq National Market;

      (2) include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval and adoption of this Agreement and in favor of an amendment to the Company's Articles of Incorporation which increases the Company's outstanding Common Stock to 30,000,000 shares and which provides, in substance, that the Company shall have no authority to conduct or engage in any business other than originating, investing in, selling, purchasing, servicing or otherwise dealing in motor vehicle loans and consumer loans;

      (3) use its best efforts (A) to obtain and furnish the information required to be included by it in the Proxy Statement, (B) to file a preliminary version of the Proxy Statement with the SEC not later than five (5) days after receipt of oral advice as to the substance of the Fairness Opinion (as hereinafter defined) after execution of this Agreement, furnish copies thereof to the Purchaser and, after consultation with the Purchaser, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof, (C) to cause the Proxy Statement to be mailed to its stockholders as early as practicable after the date hereof, and (D) to obtain the necessary approval of this Agreement and the transactions contemplated hereby, and of the amendment to the Company's Articles of Incorporation referenced in the immediately preceding paragraph (2), by its stockholders. Notwithstanding any consultation with the Purchaser in connection with the Proxy Statement, neither the Purchaser nor any of its officers, directors, employees or affiliates shall incur any liability to the Company or its shareholders with respect thereto, except with respect to any information contained in the Proxy Statement which any of them has furnished, or confirmed the accuracy of, in writing to the Company; and

      (4) amend, supplement or revise the Proxy Statement as may from time to time be necessary in order to ensure that the Proxy Statement does not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein not false or misleading. Prior to submitting any such amendment, supplement or revision of the Proxy Statement to the stockholders of the Company, such amendment, supplement or revision shall be submitted to the Purchaser for its approval, which approval shall not be unreasonably withheld. Notwithstanding such approval, neither the Purchaser nor any of its officers, directors, employees or affiliates shall incur any liability to the Company or its shareholders with respect thereto, except with respect to any information contained in such amendment, supplement or revision which any of them has furnished, or confirmed the accuracy of, in writing to the Company.

Notwithstanding the covenants set forth in this subsection (iii), the Company shall not be in breach of any such covenants by the failure of the Company or its Board of Directors to fulfill the terms thereof if the Company or the Board of Directors has been advised by legal counsel to the Company or to the Board of Directors (or the Special Committee) (which advice shall be confirmed to the Purchaser in writing by such legal counsel), that the Board of Directors' fiduciary obligations to the stockholders of the Company require the Company or the Board of Directors to refrain from so acting.

      (iv) Fairness Opinion. The Company or the Special Committee shall forthwith engage an investment banking firm of national reputation to evaluate and deliver a written opinion as to the fairness, from a financial point of view, to the Shareholders of the Company, of the transactions contemplated herein (the "Fairness Opinion"). The Company shall promptly submit this Agreement and all other materials reasonably required to evaluate the transactions contemplated herein to the Special Committee and shall promptly deliver the Fairness Opinion to the Special Committee upon receipt.

      (v) Regulatory Filings. As promptly as practicable after the execution of this Agreement, and, in the case of the filing with respect to the Hart-Scott-Rodino Act, no later than five days after the Purchaser's filing under the Hart-Scott-Rodino Act, the Company shall make or cause to be made all filings and submissions under any laws or regulations applicable to the Company for the consummation of the transactions contemplated herein. The Company shall coordinate and cooperate with the Purchaser in exchanging such information, shall not make any such filing without providing to the Purchaser a final copy thereof for its review and consent at least two full business days in advance of the proposed filing and shall provide such reasonable assistance as Purchaser may request in connection with all of the foregoing.

      (vi) Conditions. The Company shall use its best efforts to take, or cause to be taken, all commercially reasonable action, and to use their best efforts to do, or cause to be done, all things necessary or desirable to fulfill the conditions set forth in Article 7 as promptly as practicable and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof (but in any event within three business days after such date). Notwithstanding the covenants set forth in this subsection (v), the Company shall not be in breach of any such covenants by the failure of the Company or its Board of Directors to fulfill the terms thereof if the Company or the Board of Directors has been advised by legal counsel to the Company or to the Board of Directors (or the Special Committee) (which advice shall be confirmed to Purchaser in writing by such legal counsel), that the Board of Directors would be in violation of its fiduciary obligations to the stockholders of the Company by the Company or the Board of Directors so acting.

      (vii) No Negotiations, etc. The Company shall not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage submission of any proposal or offer from any person or entity (including any of its or their officers or employees) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, the Company or other similar transaction or business combination involving the Company except with the Purchaser (for purposes of this Section 6(a)(vii), a "Disposition"), or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any Disposition, unless, with respect to any of the foregoing, the Company has been advised by legal counsel to the Company or to the Board of Directors (or the Special Committee) (which advice shall be confirmed to the Purchaser in writing by such legal counsel), that the Board of Directors would be in violation of its fiduciary obligations to the stockholders of the Company by the Company's failure to so act. The Company shall promptly notify the Purchaser if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made and shall promptly provide the Purchaser with such information regarding such proposal, offer, inquiry or contact as the Purchaser may request.

      (viii) Board of Directors. Effective as of the Closing, the Company, acting through its Board of Directors and in accordance with its Articles of Incorporation and bylaws and applicable law, shall adopt an amendment to the Company's bylaws fixing the number of directors at eleven and shall appoint, effective as of Closing, five designees of the Purchaser to the Company's Board of Directors (which shall constitute a majority of the nine directors then sitting on the Board of Directors). Notwithstanding anything herein to the contrary, the Company, acting through its Board of Directors and in accordance with its Articles of Incorporation and bylaws and applicable law, shall, in the event that Black Diamond Advisors, Inc. exercises any right to appoint an additional director to the Company's Board of Directors in connection with its purchase of additional Company indebtedness pursuant to its option described in
Section 7(m), take such action as the Purchaser may request in order to preserve the Purchaser's majority and percentage membership on the Company's Board of Directors in effect immediately prior to such appointment, including, without limitation, appointing to the Company's Board of Directors such other designees of the Purchaser as may be required for the Purchaser to control the Company's Board of Directors.

      (6) The Purchaser covenants and agrees as follows:

                  (i) Regulatory Approvals, etc. As promptly as practicable after the execution of this Agreement, and, in the case of a filing required by the Hart-Scott-Rodino Act, within 10 days after the execution of this Agreement, the Purchaser shall make or cause to be made all filings and submissions under any laws or regulations applicable to the Purchaser and any of the affiliates of the Purchaser for the consummation of the transactions contemplated herein. The Purchaser shall advise the Company from time to time upon request as to the status of such filings and submission and shall give the Company notice of the
(i) approval of, or non-objection to, the transactions contemplated herein by appropriate regulatory authorities or (ii) the expiration of any waiting periods required by applicable laws or regulations in connection with the transactions contemplated herein.

                  (ii) Conditions. The Purchaser shall use its best efforts to take, or cause to be taken, all commercially reasonable action, and to use its best efforts to do, or cause to be done, all things necessary or desirable to fulfill the conditions set forth in Article 8 as promptly as practicable and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof (but in any event within three business days after such date).

      (7) Conditions of Purchaser's Obligation. The obligation to purchase and pay for the Purchased Shares and the Warrant that the Purchaser has agreed to purchase on the Closing Date is subject to the fulfillment prior to or on the Closing Date of the conditions set forth in this Article 7. In the event that any such condition is not satisfied to the reasonable satisfaction of the Purchaser, then the Purchaser shall not be obligated to proceed with the purchase of the Purchased Shares and the Warrant.

      (a) No Errors, etc. The representations and warranties of the Company under this Agreement shall be true in all material respects as of the Closing Date with the same effect as though made on and as of the Closing Date.

      (b) Compliance with Agreement. The Company shall have performed and complied in all material respects with all agreements or conditions required by this Agreement to be performed and complied with by it prior to or as of the Closing Date.

      (c) Certificate of Officers. The Company shall have delivered to the Purchaser a certificate, dated the Closing Date, executed by the President and the Treasurer of the Company and certifying to the satisfaction of the conditions specified in Sections 7(a) and 7(b).

      (d) Opinion of the Company's Counsel. The Company shall have delivered to the Purchaser an opinion, satisfactory to the Purchaser, of Brownstein Hyatt Farber & Strickland, P.C., counsel for the Company, dated the Closing Date, substantially to the effect that:

                  (i) The Company is a corporation duly organized and validly existing in good standing under the laws of the state of its incorporation and has the corporate power and authority to own and hold the properties owned and leased by it and to carry on the business in which it is engaged. The Company has the corporate power and authority to enter into this Agreement, to issue and sell the Purchased Shares, the Warrant and the Warrant Shares and to carry out the provisions of this Agreement.

                  (ii) This Agreement has been duly authorized, executed and delivered by the Company, is the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, subject, as to the enforcement of remedies, to limitations under applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

                  (iii) The Purchased Shares and the Warrant being purchased on the Closing Date have been duly authorized, validly issued and delivered by the Company. The Purchased Shares are fully paid and nonassessable, and are entitled to the rights, preferences and provisions of the Company's Articles of Incorporation and the benefits of the provisions of this Agreement applicable thereto. The certificates evidencing the Purchased Shares are in valid and sufficient form.

                  (iv) All corporate proceedings required by law or by the provisions of this Agreement to be taken by the Board of Directors and shareholders of the Company on or prior to such Closing Date in connection with the execution and delivery of this Agreement, the offer, issuance and sale of the Purchased Shares and the Warrant and the consummation of the transactions contemplated by this Agreement, have been duly and validly taken.

                  (v) The requisite number of Warrant Shares have been validly authorized and reserved for issuance upon conversion of the Warrant and, when issued upon such conversion, will be authorized, validly issued and outstanding, fully paid and nonassessable.

                  (vi) Assuming the accuracy of the representations made by the Purchaser in Article 5 of this Agreement, the Company has obtained the approval or consent of all governmental agencies or bodies required as of the Closing Date pursuant to the laws of the State of Colorado or federal laws of the United States for the legal and valid execution and delivery of this Agreement and the legal and valid offer, issuance and sale of the Purchased Shares, the Warrant and the Warrant Shares and for the performance of the obligations of the Company under all provisions of this Agreement. The Company is not in violation of any term, provision or condition of its Articles of Incorporation or bylaws. Assuming the accuracy of the representations made by the Purchaser in Article 5 of this Agreement, the execution, delivery and performance of this Agreement, the offer, issuance and sale of the Purchased Shares, the Warrant and the Warrant Shares and the consummation of the transactions contemplated by this Agreement will not result in any breach or violation of the terms or provisions of, or constitute a default under, the Articles of Incorporation or the bylaws of the Company, any laws of the State of Colorado or the federal laws of the United States affecting the Company or its business or any agreement known to such counsel to which the Company is a party with any of its shareholders.

                  (vii) Assuming the accuracy of the representations made by the Purchaser in Article 5 of this Agreement, the offer, sale, issuance and delivery of the Purchased Shares, the Warrant and the Warrant Shares to the Purchaser under the circumstances contemplated by this Agreement are exempt from the registration and prospectus delivery requirements of the Securities Act and applicable securities laws of the State of Colorado.

      (e) Supporting Documents. The Purchaser shall have received the following:

                  (i) A copy of resolutions of the Board of Directors of the Company certified by the secretary of the Company authorizing and approving the execution, delivery and performance of this Agreement, approving the amendments to the Company's Articles of Incorporation and bylaws described in Section 7(g) and appointing five designees of the Purchaser to the Board;

                  (ii) A certificate of incumbency executed by the Secretary of the Company certifying the names, titles and signatures of the officers authorized to execute this Agreement and further certifying that the Articles of Incorporation and bylaws of the Company delivered to the Purchaser have been validly adopted and have not been amended or modified; and

                  (iii) Such additional supporting documentation and other information with respect to the transactions contemplated hereby as legal counsel for the Purchaser may reasonably request.

      (f) Proceedings and Documents. All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents mentioned herein or incident to any such transaction shall be reasonably satisfactory in form and substance to legal counsel for the Purchaser.

      (g) Shareholder Approvals; Board Approvals. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company, and the shareholders of the Company shall have approved the amendment to the Articles of Incorporation of the Company described in Section 6(a)(iii)(2). The Board of Directors shall have adopted the amendment to the bylaws of the Company described in Section 6(a)(viii). The Purchaser shall have received evidence of the filing of the amendment to the Company's Articles of Incorporation described in Section 6(a)(iii)(2) with the Secretary of State of the State of Colorado and a copy of the amendment to the Company's bylaws and the resolution described in Section 6(a)(viii), certified by the Company's secretary.

      (h) Injunction. There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as provided in this Agreement.

      (i) Adverse Development. There shall have been no developments in the business of the Company since June 30, 1996 (other than on-going operating losses in amounts not materially greater than that experienced by the Company during the six-month period ended June 30, 1996) which, in the reasonable opinion of the Purchaser, would have a material adverse effect upon the value of such business or on the financial condition of the Company.

      (j) Consents by Significant Shareholders. On the date hereof, each of Morris Ginsburg, Sandler Family Partners, Ltd., and Irwin L. Sandler shall have waived any rights under Section 7 of the Buy-Sell Agreement, dated as of May 14, 1993, that arise as a result of this Agreement and the transactions contemplated hereby, and shall otherwise consent to such transactions, and such waiver and consent shall be in effect on the Closing Date.

      (k) Option Agreement. Each of Morris Ginsburg and Irwin L. Sandler and Sandler Family Partners, Ltd. shall have executed and delivered to the Purchaser the Shareholder Option Agreement on the date hereof, substantially in the form attached hereto as Exhibit E, and such agreement shall be in effect on the Closing Date.

      (l) Executive Employment Agreements. Each of Morris Ginsburg and Irwin L. Sandler shall have executed and delivered to the Company an Employment and Noncompetition Agreement on the date hereof, substantially in the form attached hereto as Exhibit F-1 and F-2, respectively, and each such agreement shall have become effective on the Closing Date.

      (m) Grant of Additional Purchase Right. The Company shall have entered into the investment letter granting to the Purchaser and its affiliates the right to purchase from the Company, subject to approval by the holders of the Company's outstanding subordinated debt as required by the indenture(s) or other governing instrument(s) for such subordinated debt, during the 12-month period following the Closing Date, $5 million in principal amount of the Company's 12% Senior Subordinated Notes, convertible at $4.00 per share and otherwise on substantially the same terms as set forth in the Subordinated Note Purchase Agreement, dated January 9, 1996, among the Company, Black Diamond Advisors, Inc. and the other parties thereto, and such letter agreement shall be in effect on the Closing Date.

      (n) Intellectual Property Agreements. There shall have been executed and delivered to the Company by such of the Company's officers as shall be reasonably identified by the Purchaser in a writing delivered to the Company within 10 days after the date hereof, an agreement pursuant to which each such identified employee acknowledges that each invention, discovery, improvement, software development, device, design, apparatus, practice, process, method or product or the like, whether patentable, copyrightable or not, made, developed, perfected, devised, conceived or first reduced to practice by such employee, either solely or in collaboration with others, whether or not during regular working hours, relating either directly or indirectly to the business, products, practices or techniques of the Company (collectively, the "Developments") during the employee's employment with the Company prior to the Closing Date, is the property of the Company. Such agreement shall also identify all Developments in which the employee has participated in the development, perfection, devising, conception or first reducing to practice.

      (o) Hart-Scott-Rodino Act. All waiting periods after the required filings by the parties hereto under the Hart-Scott-Rodino Act shall have expired without objection to the transaction contemplated hereby by the U.S.
Department of Justice or the Federal Trade Commission.

      8. Conditions of Company's Obligation. The obligation of the Company to issue and deliver the Purchased Shares and the Warrant that the Company has agreed to sell on the Closing Date is subject to the fulfillment prior to or on the Closing Date of the conditions set forth in this Article 8. In the event that any such condition is not satisfied to the reasonable satisfaction of the Company, then the Company shall not be obligated to proceed with the sale of the Purchased Shares and the Warrant.

      (a) No Errors, etc. The representations and warranties of the Purchaser in this Agreement shall be true in all material respects as of the Closing Date with the same effect as though made on and as of the Closing Date.

      (b) Compliance with Agreement. The Purchaser shall have performed and complied in all material respects with all agreements or conditions required by this Agreement to be performed and complied with by it prior to or as of the Closing Date.

      (c) Certificate of Officers. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, executed by an executive officer of the Purchaser and certifying to the satisfaction of the conditions specified in Sections 8(a) and 8(b).

      (d) Opinion of the Purchaser's Counsel. The Purchaser shall have delivered to the Company an opinion, satisfactory to the Company, of Blank, Rome, Comisky & McCauley, counsel for the Purchaser, dated the Closing Date, substantially to the effect that:

                  (i) The Purchaser is a corporation duly organized and validly existing in good standing under the laws of the state of its organization and has the power and authority to enter into this Agreement and to carry out the provisions of this Agreement.

                  (ii) This Agreement has been duly authorized, executed and delivered by the Purchaser, is the legal, valid and binding agreement of the Purchaser and is enforceable against the Purchaser in accordance with its terms, subject, as to the enforcement of remedies, to limitations under applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

                  (iii) The Purchaser has obtained the approval or consent of all governmental agencies or bodies required as of the Closing Date pursuant to applicable laws for the legal and valid execution and delivery of this Agreement and for the performance of the obligations of the Purchaser under all provisions of this Agreement. The execution, delivery and performance of this Agreement by Purchaser will not violate any term, provision or condition of its articles of incorporation or other governing instrument or any judgment, decree or order or any applicable law.

      (e) Supporting Documents.  The Company shall have received the following:

                  (i) A certified copy of resolutions of the board of directors of the Purchaser authorizing and approving the execution, delivery and performance of this Agreement;

                  (ii) A certificate of incumbency executed by the Secretary of the Purchaser certifying the names, titles and signatures of the officers authorized to execute this Agreement and further certifying that the Articles of Incorporation and bylaws of the Purchaser delivered to the Company have been validly adopted and have not been amended or modified; and

                  (iii) Such additional supporting documentation and other information with respect to the transactions contemplated hereby as legal counsel for the Purchaser may reasonably request.

      (f) Proceedings and Documents. All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents mentioned herein or incident to any such transaction shall be satisfactory in form and substance to legal counsel for the Company and the Special Committee.

      (g) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company in accordance with the Company's Articles of Incorporation and applicable law.

      (h) Injunction. There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as provided in this Agreement.

      (i) Fairness Opinion and Special Committee Approval. The Company shall have received the Fairness Opinion, and the Fairness Opinion shall not have been withdrawn or adversely modified. The Special Committee shall have approved and authorized the execution, delivery and performance of this Agreement and the transactions contemplated herein.

      (j) Hart-Scott-Rodino Act. All waiting periods after the required filings by the parties hereto under the Hart-Scott-Rodino Act have expired without objection to the transaction contemplated hereby by the U.S.
Department of Justice of the Federal Trade Commission.

      9. Termination.

      (a) Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

                  (i) by the mutual consent of the Company and the Purchaser;

                  (ii) by the Company if there has been an intentional material breach in any representation, warranty or covenant of the Purchaser set forth in this Agreement, which breach is not cured within 15 days after receipt of notice thereof;

                  (iii) by the Purchaser if there has been an intentional material breach in any representation, warranty or covenant of the Company set forth in this Agreement, which breach is not cured within 15 days after receipt of notice thereof;

                  (iv) by the Company if there has been an unintentional material breach in any representation, warranty or covenant of the Purchaser set forth in this Agreement, which breach is not cured within 15 days after receipt of notice thereof;

                  (v) by the Purchaser if there has been an unintentional material breach in any representation, warranty or covenant of the Company set forth in this Agreement, which breach is not cured within 15 days after receipt of notice thereof;

                  (vi) by the Purchaser in the event of the Company's refusal to effect the Closing despite the satisfaction of the conditions set forth in
Article 8 in breach of its obligations hereunder;

                  (vii) by the Company in the event of the Purchaser's refusal to effect the Closing despite the satisfaction of the conditions set forth in
Article 7 in breach of its obligations hereunder;

                  (viii) by the Purchaser if, after the date hereof, there shall have been a material adverse change in the financial condition or business of the Company (other than on-going operating losses in amounts not materially greater than that experienced by the Company during the six-month period ended June 30, 1996) or if, after the date hereof, an event specific to the Company (as opposed to its industry generally) shall have occurred which, so far as reasonably can be foreseen, would result in any such change, except to the extent such change is directly caused by the Purchaser;

                  (ix) by the Company if, prior to the Closing Date, the Board of Directors (or the Special Committee) of the Company shall have, upon the basis of advice of its legal counsel as to the fiduciary obligations of such Board of Directors (which advice shall be confirmed to Purchaser in writing by such legal counsel) or for any reason other than the circumstances set forth in this Article 9, (A) withdrawn (or modified in a manner adverse to the Purchaser) its recommendation to the Company's shareholders to approve the transactions contemplated by this Agreement in order to permit the Company, in response to an unsolicited offer, to pursue a Disposition, or to approve a tender offer for the outstanding Class A Common Stock, in either case on terms determined by the Board of Directors of the Company, after consultation with its legal and financial advisors, to be more favorable to the shareholders of the Company than the acquisition of the Purchased Shares and the Warrant contemplated by this Agreement, or (B) recommended a Disposition or such offer;

                  (x) by the Company if the Purchaser has failed to consummate the transactions contemplated hereby by the date which is the later of (i) 60 days from the date of this Agreement, if the shareholders of the Company have approved at a meeting of such shareholders the transactions contemplated hereby, or (ii) three business days following the date of such shareholder approval; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9(a)(x) if its intentional breach of this Agreement has prevented the consummation of the transactions contemplated hereby; provided further, however, that any of such dates may be extended for a period of 30 days with the consent of the Company, which consent shall be granted by the Company unless it is not reasonably satisfied with the Purchaser's progress toward effecting the Closing and reasonably believes that the Purchaser cannot effect the Closing by the end of the 30-day extension period, it being understood and acknowledged by the Company that it shall not be entitled to terminate this Agreement pursuant to this Section 9(a)(x) prior to the expiration of such 30-day extension solely by virtue of the pendency of any waiting period under the Hart-Scott-Rodino Act;

                  (xi) by the Purchaser if the Company has failed to consummate the transactions contemplated hereby by the date which is the later of (i) 60 days from the date of this Agreement, if the shareholders of the Company have approved at a meeting of such shareholders the transactions contemplated hereby, or (ii) three business days following the date of such shareholder approval; provided, however, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9(a)(xi) if its intentional breach of this Agreement has prevented the consummation of the transactions contemplated hereby; provided further, however, that any of such dates may be extended for a period of 30 days with the consent of the Purchaser, which consent shall be granted by the Purchaser unless it is not reasonably satisfied with the Company's progress toward effecting the Closing and reasonably believes that the Company cannot effect the Closing by the end of the 30-day extension period, it being understood and acknowledged by the Purchaser that it shall not be entitled to terminate this Agreement pursuant to this Section 9(a)(xi) prior to the expiration of such 30-day extension solely by virtue of the pendency of any waiting period under the Hart-Scott-Rodino Act;

                  (xii) by the Purchaser if the Company has failed to obtain the required approval of the transactions contemplated hereby from the Company's shareholders at the Special Meeting; and

                  (xiii) by the Company if the definitive loan agreement for the Bridge Loan has not been executed by the Purchaser prior to the close of business on November 1, 1996 for reasons other than circumstances under the Company's reasonable control.

      (b) Effect of Termination. In the event of termination of this Agreement as provided in Section 9(a), this Agreement shall become void, and there shall be no liability on the part of either the Purchaser or Company, or their respective officers, directors, employees or agents. The parties hereto acknowledge and agree that the remedies provided in this Section 9(b) shall be the sole and exclusive remedies for termination and that the provisions of this
Section 9(b) survive any such termination. The parties hereto also acknowledge and agree that the payments described as liquidated damages are liquidated damages and not penalties and are reasonable in the light of the consequences to the respective parties in the event of termination. Notwithstanding the foregoing, this Section 9(b) shall not bar claims for a material and intentional breach of this Agreement; provided, however, that the maximum amount that may be recovered in connection with any such claim shall be $500,000 plus any amounts paid as liquidated damages in connection therewith in accordance with this
Section 9(b). A termination shall have no effect upon the Bridge Loan, which shall remain outstanding in accordance with its terms, except that the Bridge Loan shall be mandatorily prepaid by the Company in the event of a termination pursuant to Section 9(a)(vi) and in the event that the Company defaults on its obligation to pay $500,000 in liquidated damages as provided in Sections 9(b)(iii), (v), (vi), (ix), (xi) and (xii). A termination pursuant to Section 9(a) shall also have the following effects upon the Deposit (which, for purposes of this Section 9, shall be deemed to consist of $500,000 provided by the Purchaser upon the execution of this Agreement, together with any interest accrued thereon from the date of providing the Deposit to the Closing Date):

                  (i) in the event of termination pursuant to Section 9(a)(i), the Deposit shall forthwith be disbursed to the Purchaser;

                  (ii) in the event of termination pursuant to Section 9(a)(ii), the Deposit shall forthwith be disbursed to the Company as liquidated damages;

                  (iii) in the event of termination pursuant to Section 9(a)(iii), the Deposit shall forthwith be disbursed to the Purchaser, and the Company shall forthwith pay to the Purchaser the sum of $500,000 as liquidated damages;

                  (iv) in the event of termination pursuant to Section 9(a)(iv), the Deposit shall be forthwith disbursed to the Company as liquidated damages;

                  (v) in the event of termination pursuant to Section 9(a)(v), the Deposit shall forthwith be disbursed to the Purchaser as liquidated damages, and the Company shall forthwith pay to the Purchaser the sum of $500,000 as liquidated damages;

                  (vi) in the event of termination pursuant to Section 9(a)(vi), the Deposit shall forthwith be disbursed to the Purchaser, and the Company shall forthwith pay to the Purchaser the sum of $500,000 as liquidated damages;

                  (vii) in the event of termination pursuant to Section 9(a)(vii), and the Deposit shall forthwith be disbursed to the Company as liquidated damages;

                  (viii) in the event of termination pursuant to Section 9(a)(viii), and the Deposit shall forthwith be disbursed to the Purchaser;

                  (ix) in the event of termination pursuant to Section 9(a)(ix), the Deposit shall forthwith be disbursed to the Purchaser, and the Company shall forthwith pay to the Purchaser the sum of $500,000 as liquidated damages;

                  (x) in the event of termination pursuant to Section 9(a)(x), the Deposit shall forthwith be disbursed to the Company as liquidated damages;

                  (xi) in the event of termination pursuant to Section 9(a)(xi), the Deposit shall forthwith be disbursed to the Purchaser, and the Company shall forthwith pay to the Purchaser the sum of $500,000 as liquidated damages; provided, however, that, if the Company's failure to close is attributable to the non-satisfaction of any condition set forth in Article 8 other than the conditions set forth in Section 8(g), (h) (to the extent attributable to the Company) or (i), then, in such case, the Company shall not make such $500,000 payment to the Company;

                  (xii) in the event of termination pursuant to Section 9(a)(xii), the Deposit shall forthwith be disbursed to the Purchaser, and the Company shall forthwith pay to the Purchaser the sum of $500,000 as liquidated damages; and

                  (xiii) in the event of termination pursuant to Section 9(a)(xiii), the Deposit shall forthwith be disbursed to the Company.

Nothing in this Article 9 is intended, nor shall anything in this Article 9 be construed, to give to any party to the Bridge Loan any additional rights or remedies, or impose on any party to the Bridge Loan any additional obligations, relating to the subject matter of the Bridge Loan. In the event of any conflict or perceived conflict between this Article 9 and the Bridge Loan relating to the subject matter of the Bridge Loan, the definitive documents for the Bridge Loan shall control. In addition, it is acknowledged and understood by the parties hereto that, except as expressly provided for herein, the Bridge Loan and the transactions contemplated by this Agreement are independent transactions, with the effects that (i) except as expressly provided for herein, there shall be no cross-default between the Bridge Loan, on one hand, and the transactions contemplated by this Agreement, on the other hand, and (ii) under no circumstances shall the proceeds of the Bridge Loan be available for offset, or shall the Company be relieved of any payment or other obligation under the Bridge Loan, by reason of any termination or breach by the Purchaser of its obligations hereunder.

      10. Registration Rights.

      (a) Definitions. As used in this Section 10, the term "Registrable Securities" means (i) the Purchased Shares, (ii) the shares of Class A Common Stock issuable upon exercise of the Warrant, (iii) any shares of Class A Common Stock which the Purchaser may hereafter acquire, (iv) the shares of Class A Common Stock issuable upon conversion of any subordinated indebtedness of the Company or exercise of any rights issued in connection with the transactions described in Section 7(m), (v) any shares of Class A Common Stock acquired by the Purchaser other than in an open market purchase; and (vi) any capital stock of the Company issued as a dividend or other distribution with respect thereto, or in exchange for or in replacement of, the shares of Class A Common Stock referred to in clauses (i), (ii), (iii), (iv), (v) and (vi) above.

      (b) Required Registration. If, at any time after the first anniversary of the Closing Date, the Company receives a written request therefor from the Purchaser (so long as it owns at least 25% of the Registrable Securities), the Company shall prepare and file a registration statement under the Securities Act covering the Registrable Securities which are the subject of such request and shall use its reasonable best efforts to cause such registration statement to become effective. The Company shall be obligated to prepare, file and cause to become effective only one registration statement pursuant to this Section 10(b). Notwithstanding the foregoing obligation of the Company, if either (i) in the good faith judgment of the Company's Board of Directors, the registration of the Registrable Securities would at such time interfere with a primary offering of securities or a sale or acquisition transaction material to the Company, require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, or require the Company to provide information required by the SEC or the Securities Act, such as pro forma information, that at such time the Company would be unable to provide, then the Company's obligation to prepare and file a registration statement in connection with the Registrable Securities which are the subject of the Purchaser's request shall be suspended for a reasonable period (not to exceed 90 days) until the Company consummates or abandons such primary offering or other transaction, determines that such confidential information may be disclosed or is able to provide any such information required by the SEC or the Securities Act, provided that the Company may exercise the right to suspension of an offering under this
Section 10(b) no more than one time in any twelve-month period.

      In the event that the Purchaser shall determine for any reason not to proceed with a registration at any time before the registration statement has been declared effective by the SEC, and (i) the Purchaser requests the Company to withdraw such registration statement, if theretofore filed with the SEC, with respect to the Registrable Securities covered thereby, or if the offering is not consummated for any reason and (ii) the Purchaser agrees to bear its expenses incurred in connection therewith and to reimburse the Company for the expenses incurred by it attributable to the registration of such Registrable Securities, then the Purchaser shall not be deemed to have exercised its right to require the Company to register Registrable Securities pursuant to this Section 10(b).

      Without the written consent of the Purchaser, neither the Company nor any other holder of securities of the Company may include securities in such registration if in the good faith judgment of the managing underwriter of such public offering the inclusion of such securities would interfere with the successful marketing of the Registrable Securities or require the exclusion of any portion of the Registrable Securities to be registered.

      (c) Incidental Registration. Each time the Company shall determine to proceed with the actual preparation and filing of a registration statement under the Securities Act on any form (other than Form S-4 or Form S-8) that would permit the inclusion of the Registrable Securities in connection with the proposed offer and sale for money of any of its securities by it or any of its security holders, the Company will give written notice of its determination to the Purchaser. Upon the written request of the Purchaser given within 30 days after receipt of any such notice from the Company, the Company will, except as herein provided, cause all such shares of Registrable Securities for which the Purchaser have so requests registration, to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the Purchaser to be so registered; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any such registration initiated by it. If any registration pursuant to this Section 10(c) shall be underwritten in whole or in part, the Company may require that the Registrable Securities requested for inclusion pursuant to this Section be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. If, in the good faith judgment of the managing underwriter of such public offering, the inclusion of all of the Registrable Securities originally covered by a request for registration would reduce the number of shares to be offered by the Company or its securityholders exercising demand registration rights, or interfere with the successful marketing of the shares of stock offered by the Company or its securityholders exercising demand registration rights, the number of shares of Registrable Securities otherwise to be included in the underwritten public offering may be reduced pro rata among the holders thereof requesting such registration. Those shares of Registrable Securities which are thus excluded from the underwritten public offering shall be withheld from the market by the holders thereof for a period, not to exceed 180 days, which the managing underwriter reasonably determines is necessary in order to effect the underwritten public offering.

      (d) Registration Procedures. If and whenever the Company is required by the provisions of Sections 10(b) or 10(c) to effect the registration of any Registrable Securities under the Securities Act, the Company will:

                  (i) prepare and file with the SEC a registration statement with respect to such securities, and use its reasonable best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to effect the sale of such securities, not to exceed three months;

                  (ii) prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective for such period as may be reasonably necessary to effect the sale of such securities, not to exceed three months;

                  (iii) furnish to the security holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such security holders and underwriters may reasonably request in order to facilitate the public offering of such securities;

                  (iv) use its reasonable best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating holders may reasonably request within 20 days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

                  (v) notify the security holders participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                  (vi) notify such holders promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                  (vii) prepare and file with the SEC, promptly upon the request of any such holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such holders (and concurred in by counsel for the Company), is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Registrable Securities by such holder;

                  (viii) prepare and promptly file with the SEC and promptly notify such holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading;

                  (ix) advise such holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement (during which period of suspension the holders of the Registrable Securities shall not be permitted to dispose of such securities pursuant to such registration) or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                  (x) not file any amendment or supplement to such registration statement or prospectus to which a majority in interest of such holders shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least five business days prior to the filing thereof, unless in the opinion of counsel for the Company the filing of such amendment or supplement is reasonably necessary to protect the Company from any liabilities under any applicable federal or state law and such filing will not violate applicable law; and

                  (xi) at the request of any such holder, furnish on the effective date of the registration statement and, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement: (A) opinions, dated such respective dates, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the holder or holders making such request, covering such matters as such underwriters and holder or holders may reasonably request, in which opinion such counsel shall state (without limiting the generality of the foregoing) that (1) such registration statement has become effective under the Securities Act; (2) to the best of such counsel's knowledge no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (3) the registration statement and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements contained therein); (4) to the best of the knowledge of such counsel neither the registration statement nor any amendment nor supplement thereto contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (except that such counsel need express no opinion as to financial statements contained therein); (5) the description in the registration statement or any amendment or supplement thereto of legal and governmental proceedings and contracts are accurate and fairly present the information required to be shown; and (6) such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or any amendment or supplement thereto which are not described as required nor of any contracts or documents or instruments of the character required to be described in the registration statement or amendment or supplement thereto or to be filed as exhibits to the registration statement, which are not described or filed as required; and (B) letters, dated such respective dates, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to the holder or holders making such request, covering such matters as such underwriters and holder or holders may reasonably request, in which letters such accountants shall state (without limiting the generality of the foregoing) that they are independent certified public accountants within the meaning of the Securities Act and that in the opinion of such accountants the financial statements and other financial data of the Company included in the registration statement or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act.

      (e) Expenses. With respect to any registration requested pursuant to
Section 10(b) (except as otherwise provided in such Section with respect to registrations voluntarily terminated at the request of the requesting security holders) and with respect to each inclusion of shares of Registrable Securities in a registration statement pursuant to Section 10(c), the Company shall bear the following fees, costs and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company and one counsel for the selling security holders, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all internal Company expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of jurisdictions in which the securities to be offered are to be registered or qualified. Underwriting discounts and commissions and transfer taxes for selling security holders and any other expenses incurred by the selling security holders not expressly included above shall be borne by the selling security holders.

      (f) Indemnification. In the event that any Registrable Securities are included in a registration statement under Sections 10(b) or 10(c):

                  (i) The Company will indemnify and hold harmless the Purchaser and any underwriter (as defined in the Securities Act) for such holder and each person, if any, who controls such holder or such underwriter within the meaning of the Securities Act, from and against any and all loss, damage, liability, cost and expense to which such holder or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such holder in writing, such underwriter or such controlling person.

                  (ii) The Purchaser will indemnify and hold harmless the Company, any controlling person and any underwriter from and against any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with information furnished in writing by such holder.

                  (iii) Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (i) or (ii) of this Section of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph
(i) or (ii), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (i) or (ii) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (A) the indemnified party shall have employed counsel in accordance with the proviso of the preceding sentence, (B) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action, or (C) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

      (g) Registration Rights of Transferees. The registration rights granted to the holders of Registrable Securities pursuant to this Article 10 shall also be for the benefit of, and enforceable by, any subsequent holder of Registrable Securities, whether or not any express assignment of such rights to any such subsequent holder is made, so long as such subsequent holder acquires at least twenty-five percent (25%) of the Registrable Securities then outstanding.

      11. Additional Covenants of the Company. Subject to the provisions of
Section 12(d), the Company covenants and agrees as follows:

      (a) Corporate Existence. The Company will maintain its corporate existence in good standing and comply with all applicable laws and regulations of the United States or of any state or political subdivision thereof and of any government authority where failure to so comply would have a material adverse impact on the Company or its business or operations.

      (b) Books of Account and Reserves. The Company will keep books of record and account in which full, true and correct entries are made of all of its dealings, business and affairs, in accordance with generally accepted accounting principles. The Company will employ certified public accountants selected by the Board of Directors of the Company who are "independent" within the meaning of the accounting regulations of the SEC. The Company will have annual audits made by such independent public accountants in the course of which such accountants shall make such examinations, in accordance with generally accepted auditing standards, as will enable them to give such reports or opinions with respect to the financial statements of the Company as will satisfy the requirements of the SEC in effect at such time with respect to reports or opinions of accountants. The Company will cooperate with all reasonable requests from the Purchaser for information and access thereto which are required for the Purchaser to discharge its obligations to agencies and authorities which regulate the business and affairs of the Purchaser and its affiliates.

      (c) Furnishing of Financial Statements and Information. The Company will deliver to the Purchaser, so long as it owns at least 25% of the Purchased Shares or 25% of the Warrant Shares):

                  (i) if prepared by the Company for internal use, as soon as available, but in any event within 30 days after the close of each month, an unaudited balance sheet of the Company as of the end of such month, together with the related statements of consolidated operations for each such month, which statements of consolidated operations shall include a comparison of actual results of operations to budget on a monthly and a year-to-date basis and shall include a reconciliation of changes in the Company's working capital for such month;

                  (ii) as soon as available, but in any event within 45 days after the close of each quarter, an unaudited balance sheet of the Company as of the end of such quarter, together with the related statements of consolidated operations for each such quarter, which statements of consolidated operations shall include a comparison of actual results of operations to budget on a quarterly and a year-to-date basis and shall include a reconciliation of changes in the Company's working capital for such quarter;

                  (iii) as soon as available, but in any event within 90 days after the end of each fiscal year, a balance sheet of the Company, as of the end of such fiscal year, together with the related statements of operations, retained earnings and changes in financial position for such fiscal year, all in reasonable detail and duly certified by the Company's independent public accountants, which accountants shall have given the Company an opinion, unqualified as to the scope of the audit, regarding such statements;

                  (iv) within 15 days after the Company learns of the commencement or written threats of the commencement of any material suit, legal or equitable, or of any material administrative, arbitration or other proceeding against the Company or its business, assets or properties, written notice of the nature and extent of such suit or proceeding;

                  (v) promptly after the submission thereof to the Company to the SEC, copies of all filings and reports required to be filed by the Company under the Securities Act of 1933 and the Exchange Act;

                  (vi) promptly after the submission thereof to the Company, copies of all reports and recommendations submitted by independent public accountants in connection with any annual or interim audit of the accounts of the Company made by such accountants; and

                  (vii) with reasonable promptness, such other financial data relating to the business, affairs and financial condition of the Company as is available to the Company and as from time to time the Investor may reasonably request.

      (d) Inspection. The Company will permit the Purchaser, so long as it owns at least 25% of the Purchased Shares, and any of its representatives designated by it and reasonably satisfactory to the Company, to visit and inspect, at the Purchaser's expense, any of the properties of the Company, including its books and records (and to make photocopies thereof or make extracts therefrom), and to discuss its affairs, finances and accounts with its officers, lawyers and accountants, except with respect to engineering data and other technical information that is not public knowledge, all to such reasonable extent and at such reasonable times and intervals as the Purchaser may reasonably request. The Purchaser shall maintain, and shall require their representatives to maintain, all information obtained from the Company on a confidential basis.

      (e) Board Nominees. During the Option Term provided by the Shareholder Option Agreement, by and among the Purchaser, Morris Ginsburg, Sandler Family Partners, Ltd. and Irwin L. Sandler dated of even date herewith, the Board of Directors of the Company shall be fixed at eleven members, and the Company shall nominate and use its best efforts to have elected from and after Closing and to remain on the Board (i) five members of the Board of Directors of the Company designated by the Purchaser and reasonably acceptable to the Company or such greater number of directors as shall be sufficient to provide the Purchaser with a numerical majority of the directors (ii) Morris Ginsburg and Irwin L Sandler, and (iii) two members of the Board of Directors who shall be independent of the Purchaser and of Morris Ginsburg and Irwin L. Sandler and who satisfy the requirements of the NASDAQ National Market System. In the event of the death, resignation or removal of any such director so designated by the Purchaser, the Purchaser shall be entitled to designate such director's successor. The Company agrees that, in submitting to the Company's shareholders or Board of Directors the names and nominees for election as directors or in filling interim vacancies, it will use its reasonable best efforts to cause any person designated by the Purchaser to be elected as a director.

      (f) Provision of Information and Filing of Reports. The Company shall, from and after the Closing Date, deliver to any holder of Purchased Shares or Warrant Shares upon request such information as may be required to be provided to enable the holder of the Purchased Shares or Warrant Shares to comply with Rule 144 or Rule 144A under the Securities Act in connection with the sale or transfer of any of the Purchased Shares or the Warrant Shares.

      (g) Covenants Regarding Warrant. The Company covenants and agrees that all Warrant Shares that may be issued upon the exercise of the Warrant will, upon issuance in accordance with the terms of the Warrant, be fully paid and nonassessable and free from all taxes, liens and charges (except for taxes, if any, upon the income of the holder and applicable transfer taxes, and taxes payable in connection with the delivery of Warrant Shares to a person other than the registered holder of the Warrant so exercised) with respect to the issue thereof, and that the issuance thereof shall not give rise to any preemptive rights on the part of any person which shall not have been waived. The Company further covenants and agrees that the Company will at all times have authorized and reserved a sufficient number of shares of its Class A Common Stock for the purpose of issue upon the exercise of such conversion privilege. The number of shares of Class A Common Stock issuable upon exercise of the Warrant and the exercise price with respect thereto shall be subject to adjustment from time to time as set forth in the Warrant.

      (h) Payment of Taxes and Maintenance of Properties.  The Company will:

                  (i) pay and discharge promptly, or cause to be paid and discharged promptly when due and payable, all taxes, assessments and governmental charges or levies imposed upon it or upon its income or upon any of its properties, other than such taxes, assessments, charges or levies as the Company is contesting in good faith through appropriate proceedings; and

                  (ii) maintain and keep, or cause to be maintained and kept, its properties in good repair, working order and condition.

      (i) Insurance. The Company will obtain and maintain in force such property damage, public liability, business interruption, worker's compensation, indemnity bonds and other types of insurance as the Company's executive officers, after consultation with an accredited insurance broker, shall determine to be necessary or appropriate to protect the Company from the insurable hazards or risks associated with the conduct of the Company's business.

      12. Restriction on Transfer or Purchase of Shares.

      (a) Transfer Restrictions. Subject to applicable federal and state securities laws, the Purchased Shares, Warrant and Warrant Shares may be freely transferred, provided that no such transfer may be made, without the Company's consent, to a direct competitor of the Company in the business of originating, investing in, selling, purchasing, servicing, or otherwise dealing in motor vehicle loans and consumer loans. In addition to the foregoing, the Purchaser acknowledges that such securities are only transferable pursuant to (i) a public offering registered under the Securities Act, (ii) Rule 144 or Rule 144A of the SEC (or any similar rule then in effect) if such rule is available, and (iii) subject to the conditions specified elsewhere in this Article 12, any other legally available means of transfer.

      (b) Legend. Each certificate representing Purchased Shares shall be endorsed with the following legend:

      "The shares represented by this certificate may not be transferred without
(i) the opinion of counsel satisfactory to this corporation that such transfer may lawfully be made without registration under the Securities Act of 1933 and all applicable state securities laws or (ii) such registration."

Upon the exercise of the Warrant, unless the Company receives an opinion of counsel satisfactory to the Company to the effect that a transfer of the Warrant Shares, as the case may be, may be made without registration or further restriction or transfer, or unless such Warrant Shares are being disposed of pursuant to a registration under the Securities Act, the same legend shall be endorsed on the certificate evidencing such Warrant Shares.

      (c) Removal of Legend. Any legend endorsed on a certificate evidencing a security pursuant to Section 12(b) hereof shall be removed, and the Company shall issue a certificate without such legend to the holder of such security, if such security is being disposed of pursuant to a registration under the Securities Act or pursuant to Rule 144 or any similar rule then in effect or if such holder provides the Company with an opinion of counsel satisfactory to the Company to the effect that a transfer of such security may be made without registration. In addition, if the holder of such security delivers to the Company an opinion of such counsel to the effect that no subsequent transfer of such security will require registration under the Securities Act, the Company will promptly upon such contemplated transfer deliver new certificates evidencing such security that do not bear the legend set forth in Section 12(b).

      (d) Termination of Certain Covenants. The obligations of the Company under
Article 11 of this Agreement, notwithstanding any provisions hereof apparently to the contrary, shall terminate and shall be of no further force or effect at the date that the Purchaser sells or transfers any Purchased Shares or Warrant Shares, if following such sale or transfer the Purchaser owns less than twenty-five percent (25%) of the then outstanding Class A Common Stock.

      (e) Standstill Restrictions. Other than pursuant to the exercise of warrants, the Shareholder Option Agreement, or the conversion of the Company's 12% Senior Subordinated Notes held by the Purchaser at the time of conversion, the Purchaser and its affiliates shall not acquire any additional securities of the Company without the prior written consent of the Company.

      13. Miscellaneous.

      (a) Waivers, Amendments and Approvals. The obligations of the Company under this Agreement may only be waived by the Purchaser in writing (either generally or in a particular instance and either retroactively or prospectively), and, with the written approval of the Purchaser, the Company may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of any supplemental agreement or modifying in any manner the rights and obligations of the holders of the Purchased Shares or the Warrant Shares; provided, however, that no such waiver or supplemental agreement shall (i) amend the terms of the Purchased Shares or the Warrant Shares as set forth in the Articles of Incorporation of the Company, (ii) amend the provisions of this Agreement granting rights to the holders of the Purchased Shares and the Warrant Shares (including, but not limited to, registration rights under Article 10) without the written consent of the holders of a majority of the Purchased Shares, or (iii) reduce the aforesaid proportions of shares the holders of which are required to consent to any waiver or supplemental agreement, without the consent of all of the record holders of shares whose rights would be affected by such reduction. Written notice of any such waiver, consent or agreement of amendment, modification or supplement shall be given to the record holders of the Purchased Shares and the Warrant Shares who have not previously consented thereto in writing. In all cases in which the consent or approval of, or actions by, the Purchaser or the holders of the Warrant Shares is required by the terms of this Agreement, the number of Warrant Shares owned by such holder or the Purchaser shall be determined on an as-if-exercised basis.

      (b) Changes, Waivers, Etc. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, except to the extent provided in Section 13(a).

      (c) Fees and Expenses. Except as contemplated by Article 9 hereof and
Section 13(e), each of the parties shall be responsible for its own legal and other expenses incurred in connection with the transactions contemplated by this Agreement.

      (d) Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be personally delivered, transmitted via facsimile or overnight courier service or mailed first-class postage prepaid, registered or certified mail,

                  (i) if to any holder of any Purchased Shares or Warrant Shares, addressed to such holder at its address as shown on the books of the Company, or at such other address or to such facsimile telephone number as such holder may specify by written notice to the Company, with a copy to Cathryn L. Porter, Esq., Pacific USA Holdings Corp., 3200 Southwest Freeway, Suite 1200, Houston, Texas 77027, or

                  (ii) if to the Company, at 370 Seventeenth Street, Suite 5060, Denver, Colorado 80202. Attention: President; or at such other address as the Company may specify by written notice to the Purchaser, and such notices and other communications shall for all purposes of this Agreement be treated as being effective or having been given on the date when personally delivered or when transmitted by facsimile (if confirmation of facsimile receipt has been given), on the date after being deposited with an overnight courier service, or, if sent by mail, four days after deposit in the United States mail, postage prepaid.

      (e) Arbitration of Disputes.

                  (i) Any controversy or claim arising out of this Agreement, or any breach of this Agreement, shall be settled by arbitration in accordance with the Rules of the American Arbitration Association then in effect, as modified by this Section 13(e) or by the further agreement of the parties.

                  (ii) Such arbitration shall be conducted in Denver, Colorado.

                  (iii) Any judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall not, under any circumstances, have any authority to award punitive, exemplary or similar damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

                  (iv) Nothing contained in this Section 13(e) shall limit or restrict in any way the right or power of a party at any time to seek injunctive relief in any court and to litigate the issues relevant to such request for injunctive relief before such court (A) to restrain the other party from breaching this Agreement or (B) for specific enforcement of this Section 13(e). The parties agree that any legal remedy available to a party with respect to a breach of this Section 13(e) will not be adequate and that, in addition to all other legal remedies, each party is entitled to an order specifically enforcing this Section 13(e).

                  (v) The parties to this Agreement hereby consent to the jurisdiction of the federal courts located within Denver, Colorado for all purposes.

                  (vi) Neither party nor the arbitrators may disclose the existence or results of any arbitration under this Agreement or any evidence presented during the course of the arbitration without the prior written consent of both parties, except as required to fulfill applicable disclosure and reporting obligations, or as otherwise required by law.

                  (vii) Each party shall bear its own costs incurred in the arbitration, provided that, in any claim based on an allegation of fraud or misrepresentation in connection with this Agreement, the attorneys' fees of both parties shall be borne by the non-prevailing party. The arbitrator's fees and expenses of any dispute submitted to arbitration hereunder shall be allocated among the parties who are subject to the arbitration by arbitrator so as to charge such fees and expenses proportionately to the party or parties whose positions are not sustained, which allocation shall be determined by the arbitrator as part of his decision. The parties agree that judgment may be entered in any court of competent jurisdiction upon any award of the arbitrator.

                  (viii) In the event that any party attempts to circumvent the provisions of this Section 13(e) and institutes a legal proceeding other than the arbitration contemplated by this Section 3(e), such party shall be liable for the attorneys' fees and other expenses of the other party in responding to and defending such legal proceeding and attempting to enforce the provisions of this Section 13(e)

      (f) Parties in Interest; Assignment. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by the holder or holders from time to time of any of the Purchased Shares, the Warrant or the Warrant Shares. The Purchaser may assign this Agreement to any of its direct or indirect majority-owned subsidiaries, provided that no such assignment shall release the Purchaser from any of its obligations hereunder. Except as set forth in the preceding sentence, no party may assign its rights or obligations under this Agreement.

      (g) Headings. The headings of the articles and sections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

      (h) Choice of Law. The substantive laws of Colorado and applicable federal law shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereunder.

      (i) Counterparts. This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      (j) Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement for a period ending 30 days after the later to occur of (i) the delivery to the Purchaser of the Company's audited financial statements for the Company's fiscal year ended December 31, 1996 or (ii) the delivery to the Purchaser by the Company's independent auditors of their "management letter" in respect of such fiscal year relating to management accounting procedures, financial controls and matters which occur during the course of preparation of the audited financial statements referred to in clause (i); provided, however, that the Company shall not be liable following the Closing Date for any breach of a representation or warranty in this Agreement unless such breach involves a material misrepresentation or omission concerning the financial condition, business or operations of the Company and results in a material diminution in the value of the Purchaser's equity interest in the Company, and in any event the Company shall have no liability with respect to its representations and warranties after the expiration of the survival period described above.

      (k) Press Releases and Announcements. No party hereto shall issue any press release (or make any other public announcement) regarding this Agreement or the transactions contemplated hereby or make any public announcement without the prior written approval of the other party as to the timing and content of such press release or other announcement, provided that, if a press release or public announcement is required by applicable law, the party required to make such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all reasonable efforts, acting in good faith, to agree upon the contents for such disclosure which is satisfactory to both parties.

      (l) Further Assurances. The Company and the Purchaser will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all without further consideration, all things, necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

      (m) Entire Agreement. This Agreement, together with the Company Disclosure Schedule and the Exhibits hereto, which are incorporated by reference herein, constitute the entire agreement of the parties relating to the subject matter hereof and supersede any prior understandings of the parties relating to such subject matter.


      IN WITNESS WHEREOF, each of the Company and the Purchaser has caused this Agreement to be executed by its duly authorized representative.

                              MONACO FINANCE, INC.,
                              a Colorado corporation


                              By    /s/Morris Ginsburg
                                  -------------------------------------
                                  Name: Morris Ginsburg
                                  Title:President
                                  Date: October, 29, 1996


                              PACIFIC USA HOLDINGS CORP.,
                              a Texas corporation


                              By   /s/ Bill Bradley
                                  -------------------------------------
                                  Name: Bill Bradley
                                  Title: President and Chief Executive Officer
                                  Date: October 29, 1996

                                    EXHIBIT B










                          SHAREHOLDER OPTION AGREEMENT

                                  by and among

                           Pacific USA Holdings Corp.

                                       and

       Morris Ginsburg, Sandler Family Partners, Ltd., and Irwin L.Sandler


                                October 29, 1996

                          SHAREHOLDER OPTION AGREEMENT

      This SHAREHOLDER OPTION AGREEMENT (this "Agreement"), dated as of October 29, 1996, is made and entered into by and among Pacific USA Holdings Corp., a Texas corporation ("Optionee"), and each of Morris Ginsburg ("Ginsburg"), Sandler Family Partners, Ltd., a Colorado limited partnership ("Sandler Partners"), and Irwin L. Sandler ("Sandler," and, together with Ginsburg and Sandler Partners, the "Shareholders").

      WHEREAS, Ginsburg and Sandler Partners are the owners of 580,000 and 250,000 shares, respectively, of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), of Monaco Finance, Inc., a Colorado corporation (the "Company"), constituting all of the issued and outstanding shares of the Class B Common Stock of the Company (as defined herein, the "Shares");

      WHEREAS, Optionee desires to enter into the Securities Purchase Agreement (as defined below), but only if Shareholders agree to grant the options to purchase the Shares, and otherwise agree to the covenants, herein described; and

      WHEREAS, Shareholders desire to induce Optionee to enter into such an agreement with the Company and, accordingly, Shareholders are willing to grant to Optionee an option to purchase the Shares upon the terms of this Agreement and to agree to the additional terms and conditions of this Agreement, including the agreements regarding voting of the Shares contained herein.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

      1. DEFINITIONS. The following terms when used in this Agreement shall have the following meanings:

      "Affiliate" means, with respect to a person, any corporation or other entity in which such person has a direct or indirect controlling interest or by which such person is directly or indirectly controlled or which is under direct or indirect common control with such person.

      "Business Day" means any day which is not a Saturday or a Sunday, or a day on which banks in the State of Colorado are not authorized or required to close.

      "Common Stock" shall meaning the Company's Class A Common Stock, par value $0.01 per share, and the Class B Common Stock.

      "Effective Date" shall mean the date of closing of the transactions contemplated by in the Securities Purchase Agreement.

      "Lien or Other Encumbrance" means any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement or encumbrance.

      "Sale of the Company" means the acquisition of 100% of the outstanding Common Stock (pursuant to a merger, consolidation, sale of stock or other acquisition or business combination transaction) or of all or substantially all the Company's assets by any person or group of related persons in a single transaction or series of related transactions.

      "Securities Purchase Agreement" means the Securities Purchase Agreement, of even date herewith, between Optionee and the Company, to which a form of this Agreement is an exhibit.

      "Shares" mean (i) the 830,000 shares of Class B Common Stock owned by Shareholders, (ii) any shares of Common Stock issued in respect of any subdivision, split or dividend on the shares of Class B Common Stock described in subparagraph (i), and (iii) in the event the Company at any time shall be a party to a recapitalization of the Class B Common Stock in which the previously outstanding Class B Common Stock shall be changed into or exchanged for different securities of the Company, any such other securities received in respect of such shares of Class B Common Stock.

      2. OPTION TO PURCHASE SHARES.

      (a) Grant of Option; Exercise. Effective as of the Effective Date, each of the Shareholders hereby grants to the Optionee an irrevocable option (the "Option") to purchase that portion of the Shares held by such person at a price of $4.00 per share, subject to adjustment as provided in Section 2(d) (as adjusted, the "Option Price"). The Option shall be exercisable for a period commencing on the Effective Date and ending on the third anniversary of the Effective Date (the "Option Term"). In the event the Optionee elects to exercise the Option, the Optionee shall notify the Shareholders of such election by delivering a written notice to that effect setting forth the date for the consummation of the purchase (such date being referred to as the "Option Closing Date"), which date shall be not earlier than ten (10) days or later than thirty
(30) days from the date the notice is delivered. The Optionee shall have the right to exercise the Option as to all, but not less than all, of the Shares.

      (b) Payment of Option Price. On the Option Closing Date, the Optionee shall pay to each of the Shareholders an amount equal to the number of Shares being sold by such person multiplied by the Option Price. Such amount shall be paid by wire transfer of immediately available funds to such account or accounts of the Shareholders as the Shareholders shall designate to the Optionee, in the manner specified herein for the delivery of notices, not less than three Business Days prior to the Option Closing Date. In the event that the Optionee defaults on its obligation to pay the Option Price on the Option Closing Date, Optionee shall have no further rights pursuant to this Agreement.

      (c) Delivery of Shares. On the Option Closing Date, the Shareholders shall deliver to the Optionee stock certificates representing all of the Shares being purchased by the Optionee, duly endorsed in blank or accompanied by duly executed instruments of transfer, or registered in the name of the Optionee.

      (d) Option Price Adjustments. In the event the Company shall at any time subdivide or split its outstanding shares of Class B Common Stock into a greater number of shares or declare any dividend on the Class B Common Stock payable in shares of Common Stock, the Option Price in effect immediately prior to such subdivision, split, or dividend shall be proportionately decreased, and conversely, in case the outstanding shares of Class B Common Stock shall be combined into a smaller number of shares, the Option Price in effect immediately prior to such combination shall be proportionately increased.

      (e) Sale or Transfer of Shares by Optionee. In the event that the Optionee or any Affiliate of Optionee exercises the Option and, within 180 days of the Option Closing Date, Optionee or any Affiliate of Optionee sells, or agrees to sell, all or any portion of the Shares to a person who is not an Affiliate of the Optionee for a price per share greater than $4.00 per share, Optionee or its Affiliate shall be obligated to pay to the Shareholders, in proportion to the number of Shares previously held by them, 50% of such excess purchase price per share. Such payment shall be made to the Shareholders within two business days after receipt of the purchase price by Optionee or its Affiliate from such third party purchaser. Optionee shall notify the Shareholders in writing at least ten days prior to the consummation of any such sale or agreement of the fact of such sale or agreement. Any sale of Common Stock by Optionee or its Affiliate shall be deemed to include Shares in the same proportion that the Shares bear to the aggregate amount of Common Stock held by Optionee and its Affiliates immediately prior to such sale. The provision of this Section 2(e) shall apply to any Affiliate of Optionee.

      (f) Encumbrances on Shares. Until the expiration of the Option Term, none of the Shareholders shall pledge or otherwise encumber the Shares or, except as set forth in Section 3 hereof, sell, assign, transfer or grant any other rights in the Shares or take any other action inconsistent with the Option.

      (g) Legend. On the Effective Date, the Shareholders shall deliver the Shares to the Company and instruct the Company to place the following legend on each certificate representing the Shares and record corresponding stop transfer instructions to its transfer agent:

      THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF AN OPTION AGREEMENT DATED AS OF OCTOBER 29, 1996 BY AND AMONG PACIFIC USA HOLDINGS CORP., MORRIS GINSBURG, SANDLER FAMILY PARTNERS, LTD., AND IRWIN L. SANDLER, PURSUANT TO WHICH THESE SHARES ARE SUBJECT TO A SHAREHOLDER OPTION AGREEMENT IN FAVOR OF PACIFIC USA HOLDINGS CORP. COPIES OF SUCH AGREEMENT ARE ON FILE WITH THE SECRETARY OF MONACO FINANCE, INC.

      The Optionee shall instruct the Company to return the legended Shares as promptly as practicable to the Shareholders.

      (h) Release from Option. Upon any Sale of the Company or any permitted sale by the Shareholders under Section 3 hereof or upon expiration of the Option granted hereunder, the shares of Class B Common Stock which are the subject of such permitted sale shall be released from the terms of this Option. From and after the date of any such permitted sale, the shares which are the subject of such sale shall no longer be included within the definition of Shares and the Shareholders shall be entitled to request the Company to remove the legend called for by Section 2(g) from the certificates evidencing such shares and terminate the stop transfer instructions in respect of such shares. The certificate evidencing the balance of any unsold shares represented by any certificate presented to the transfer agent upon such a permitted sale shall, however, continue to bear such legend. Except as herein expressly provided, none of the Shareholders shall take any action to remove the legend described in
Section 2(g) from the certificates evidencing the Shares.

      3. RIGHT TO SELL.

      (a) Grant of Put. The Optionee hereby grants to the Shareholders, severally and not jointly, an irrevocable option (the "Put") to sell that portion of the Shares held by them at a price of $4.00 per share, subject to adjustment as provided in Section 3(d) (as adjusted, the "Put Price"). The Put shall be exercisable by a Shareholder with respect to (i) up to 50% of the Shares held by such Shareholder as of the date hereof during the 30-day period following the first anniversary of the Effective Date (the "First Put Period"), and (ii) up to 50% of the Shares held by such Shareholder as of the date hereof during the 30-day period following the second anniversary of the Effective Date (the "Second Put Period"). In the event any Shareholder elects to exercise the Put, such Shareholder shall notify the Optionee of such election by delivering a written notice (the "Put Notice") to the Optionee during the First Put Period or the Second Put Period, as the case may be, which shall set forth the fact of such election.

      (b) Payment of Put Price. On the date of the consummation of the purchase of the Shares subject to a Put (such date being referred to as the "Put Closing Date"), which date shall be not earlier than 10 days or later than 30 days from the date of a Put Notice is delivered, as determined by the Optionee, the Optionee shall pay to the Shareholder who has delivered such Put Notice an amount equal to the number of Shares being put by such person multiplied by the Put Price (the "Put Payment"). The Put Payment shall be paid by wire transfer of immediately available funds to such account or accounts of the Shareholders as the Shareholders shall designate to the Optionee, in the manner specified herein for the delivery of notices, not less than three (3) Business Days prior to the Put Closing Date.

      (c) Delivery of Option Shares. On the Put Closing Date, the Shareholder exercising the Put shall deliver to the Optionee stock certificates representing all of the Shares being purchased by the Optionee, duly endorsed in blank or accompanied by duly executed instruments of transfer, or registered in the name of the Optionee.

      (d) Put Price Adjustments. In the event the Company shall at any time subdivide or split its outstanding shares of Class B Common Stock into a greater number of shares or declare any dividend of the Class B Common Stock payable in shares of Common Stock, the Put Price in effect immediately prior to such subdivision, split, or dividend shall be proportionately decreased, and conversely, in case the outstanding shares of Class B Common Stock shall be combined into a smaller number of shares, the Put Price in effect immediately prior to such combination shall be proportionately increased.

      4. VOTING AGREEMENTS.

      (a) Voting Agreement. Each Shareholder hereby grants Optionee the right, for a period commencing on the Effective Date and ending on the third anniversary of the Effective Date (the "Voting Period"), to vote the Option Shares (on the basis of three votes per share rather than one vote per share of the Company Class A Common Stock, par value $0.01 per share), at all meetings of shareholders of the Company, to cause such Option Shares, and such additional shares of capital stock of the Company to which he or the Shareholders hold a proxy granted by a third party, to be counted as present at any such meetings for purposes of establishing a quorum and to exercise all consensual or other voting rights with respect to the Option Shares and additional shares, in each case in such manner as Optionee, in its sole discretion, shall determine by written notice to the Shareholders, provided that voting any shares of capital stock as to which he or the Shareholders hold a proxy granted by a third party in the manner directed by Optionee shall be consistent with any fiduciary duty owed by him or the Shareholder to the grantor of such proxy. Each of the Shareholders hereby acknowledges that the grant of rights under this Section 4(a): (i) is consistent with Section 7-107-302 of the Colorado Business Corporation Act, and (ii) is coupled with an interest and is thus irrevocable.

      (b) Irrevocable Proxies. To secure each Shareholder's obligation to vote that person's Option Shares in accordance with the provisions of this Agreement, each Shareholder shall, simultaneously with the execution of this Agreement, execute one, and thereafter if need be more than one, irrevocable proxy, substantially in the form attached hereto, pursuant to Section 7-107-203 of the Colorado Business Corporation Act, in favor of Optionee or its designee, permitting Optionee or its designee to vote all Option Shares owned by such Shareholder during the Voting Period, and each such Shareholder shall deliver such proxies to Optionee.

      (c) Deposit with the Company. A counterpart of this Agreement shall be deposited with the Company at its principal office and shall be subject to the same rights of examination by a shareholder of the Company, in person or by agent or attorney, as are the books and records of the Company. The Shareholders covenant and agree that each certificate representing Option Shares shall contain a statement that the shares represented by the certificate are subject to the provisions of this Agreement, a counterpart of which has been deposited with the Company at its principal office.

      (d) Transfer of Option Shares. Any Option Shares purchased by, or otherwise transferred to, a person other than Optionee as to which Optionee has waived or failed to exercise its right of first refusal under the Shareholder Option Agreement shall cease to be subject to the terms and conditions of this Agreement. The statement referred in subsection (c) shall be removed from any Option Shares purchased by such third party and shall be removed from all Option Shares upon termination of the Voting Period.

      (e) Economic Rights to Option Shares. Except for the voting rights provided in this Agreement, and subject to the option of Optionee set forth in
Section 2 hereof, the Shareholders shall retain all incidents of ownership with respect to the Option Shares, including, but not limited to, the right to receive dividends.

      (f) Board of Directors. Until the earlier of termination of this Agreement or acquisition by Optionee of all the Option Shares pursuant to the Shareholder Option Agreement, Optionee shall vote (and shall cause each of its Affiliates to vote) its shares of capital stock of the Company, as well as the Option Shares, to maintain Morris Ginsburg and Irwin J. Sandler as directors of the Company.

      5. REPRESENTATIONS AND WARRANTIES OF SELLERS.

      Each of the Shareholders hereby severally represents and warrants to Optionee with respect to only those matters concerning such Shareholder that:

      (a) Organization and Power. Sandler Partners is a partnership duly organized, validly existing and in good standing under the laws of the State of Colorado. Each of the Shareholders has all requisite power and authority to execute and deliver this Agreement and to perform his or its obligations hereunder (including, without limitation, the power to sell, transfer and convey the Shares as provided by this Agreement).

      (b) Execution, Delivery; Valid and Binding Agreements. The execution, delivery and performance of this Agreement by Sandler Partners and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite partnership action, and no other partnership proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Shareholders and constitutes the valid and binding obligation of Shareholders, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights or by general principles of equity.

      (c) No Breach. The execution, delivery and performance of this Agreement by Shareholders and the consummation by Shareholders of the transactions contemplated hereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any lien, security interest, charge or encumbrance upon any of the Shares, or require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under the provisions of the partnership agreement of Sandler Partners or any agreement or instrument by which any of the Shareholders is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which any of Shareholders or the Company is subject.

      (d) Governmental Authorities; Consents. Except for appropriate filings on
Schedule 13D and Form 4, none of the Shareholders is required to submit any notice, report or other filing with any governmental authority in connection with the execution or delivery by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any governmental or regulatory authority or any other party or person is required to be obtained by Shareholders or by the Company in connection with its execution, delivery and performance of this Agreement or the transactions contemplated hereby, except such as have been duly obtained or made, as the case may be, and are in full force and effect on the date hereof and will continue to be in full force and effect on the Closing Date.

      (e) Ownership of Capital Stock. Shareholders own, beneficially and of record, all right, title and interest in and to the Shares free and clear of any Lien or Other Encumbrance, except the Buy-Sell Agreement dated May 14, 1993 among the Company, Sandler Partners and Ginsburg, which will remain in effect subject to the Option granted hereby, and have full power and authority to transfer good and valid title to the Shares to Optionee, free and clear of any Lien or Other Encumbrance, and, upon delivery of any payment for such Shares as provided herein, Optionee will acquire good title, thereto, free and clear of any Lien or Other Encumbrance.

      (f) Options or Other Rights. Except for the rights granted to Optionee hereunder, there is no outstanding right, subscription, warrant, call, unsatisfied preemptive right, option or other agreement of any kind to purchase or otherwise receive from any of the Shareholders any of the Shares.

      6. REPRESENTATIONS AND WARRANTIES OF OPTIONEE. Optionee hereby represents and warrants to Shareholders that:

      (a) Organization and Power. Optionee is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, with the requisite power and authority to enter into this Agreement and perform its obligations hereunder.

      (b) Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Optionee and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite company action, and no other company proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Optionee and constitutes the valid and binding obligation of Optionee, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights or by general principles of equity.

      (c) No Breach. The execution, delivery and performance of this Agreement by Optionee and the consummation by Optionee of the transactions contemplated hereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any lien, security interest, charge or encumbrance upon any assets of Optionee, or require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under the provisions of the articles of organization of Optionee or any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Optionee is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which Optionee is subject.

      (d) Governmental Authorities; Consents. Optionee is not required to submit any notice, report or other filing with any governmental authority in connection with the execution or delivery by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any governmental or regulatory authority or any other party or person is required to be obtained by Optionee in connection with its execution, delivery and performance of this Agreement or the transactions contemplated hereby.

      (e) Investment Intent. Optionee is purchasing the Shares for its own account with the present intention of holding the Shares for investment purposes and not with a view to or for sale in connection with any distribution of the Shares in violation of any applicable securities law. Optionee will refrain from transferring or otherwise disposing of any of the Shares, or any interest therein, in such manner as to cause Shareholders to be in violation of the registration requirements of the Securities Act of 1933, as amended, or applicable state securities or blue sky laws.

      7. COVENANTS OF THE PARTIES.

      (a) Covenants Pending Closing. From the date hereof through the Closing Date, each of Optionee and the Shareholders shall conduct its or his affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, all of its representations and warranties in this Agreement remain true and correct on and as of the Closing Date as if made on and as of the Closing Date, and all its covenants contained in this Agreement remain capable of performance. Optionee and Shareholders shall promptly advise the other parties of any action or event of which any of them become aware that has, or could have, the effect of making incorrect any of its representations or warranties in any material respect or which has the effect of rendering any of its covenants incapable of performance.

      (b) Regulatory Filings. As promptly as practicable after the execution of this Agreement, Optionee and Shareholders shall, and shall cause the Company to, make or cause to be made all filings and submissions under any laws or regulations applicable to Optionee, Shareholders and the Company for the consummation of the transactions contemplated herein. Optionee and Shareholders will coordinate and cooperate with each other in exchanging such information and will provide such reasonable assistance as any party may request in connection with all of the foregoing.

      (c) Agreement to Vote Shares. Each of the Shareholders agrees to vote all of the Option Shares, and all shares of capital stock of the Company as to which they hold a proxy granted by third parties, in favor of the transactions contemplated by the Securities Purchase Agreement and all agreements contemplated thereby, including this Agreement, at any meeting of shareholders of the Company at which such transactions are put to a vote of Shareholders of the Company.

      (d) Agreement regarding Milton Karsh. Following a written request from the Shareholders to Optionee, each of the Shareholders agrees to use their reasonable best efforts to obtain the agreement of Karsh to enter into an agreement with Optionee with respect to all shares of Class B Common Stock owned by Karsh substantially similar the agreements set forth herein between Optionee and Shareholders.

      (e) Support for Put Upon Certain Events. Optionee agrees to provide security for its prompt performance of its obligations under Section 3 in the form of a letter of credit issued by a commercial bank, selected by Optionee, which bank shall also be reasonably acceptable to the Shareholders, in the event that (i) Optionee defaults on any other indebtedness in excess of $500,000 in outstanding principal amount, which default is not cured within 30 days after Optionee receives notice of default from the payee thereunder, or (ii) Optionee's net worth (as shown on its quarterly financial statements and as calculated in accordance with generally accepted accounting principles) is less than $110 million. Optionee agrees to provide to each Shareholder a copy of its quarterly financial statements, subject to Optionee's agreement to hold such financial statements in the strictest confidence, no later than ten days after such financial statements are made available to Optionee's management in final form. Such letter of credit shall be an irrevocable standby letter of credit in favor of the Shareholders in an amount equal to Optionee's maximum remaining liability pursuant to Section 3 with a term that extends 90 days beyond the expiration of the Second Put Period.


      8. CONDITIONS TO OPTIONEE'S OBLIGATIONS.

      The obligation of Optionee to consummate the transactions contemplated by this Agreement with respect to a particular Shareholder is subject to the satisfaction of the following conditions on or before the Closing Date:

      (a) Accuracy of Representations and Warranties. The representations and warranties of such Shareholder set forth in Section 5 hereof shall be true and correct in all material respects at and as of the Closing Date as though then made.

      (b) Performance of Covenants. Such Shareholder shall have performed in all material respects all of the covenants and agreements required to be performed and complied with by it under this Agreement prior to the Closing Date.

      (c) Approvals. Such Shareholder shall have obtained, or caused to be obtained, each consent and approval required to be obtained by them to effectuate the transactions contemplated hereby.

      (d) Governmental Filings. All material governmental filings, authorizations and approvals that are required by such Shareholder for the effectuation of the transactions contemplated hereby shall have been duly made and obtained.

      (e) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by a majority of the shareholders of the Company (it being understood that such approval shall be obtained in connection with approval of the Securities Purchase Agreement).

      (f) Injunction. There shall be no effective injunction, writ, preliminary restraining order or any order of any nature against Optionee issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as provided in this Agreement.

      (g) Closing of Securities Purchase Agreement. The closing shall have occurred under the Securities Purchase Agreement.

      (h) Evidence of Legending. The certificates representing the Shares shall have been legended as required by Section 2(g) and corresponding stop transfer instructions shall have been given to the Company's transfer agent.

      9. CONDITIONS TO SHAREHOLDERS' OBLIGATIONS.

      The obligation of the Shareholders to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or before the Closing Date:

      (a) Accuracy of Representations and Warranties. The representations and warranties set forth in Section 6 hereof shall be true and correct in all material respects at and as of the Closing Date as though then made.

      (b) Performance of Covenants. Optionee shall have performed in all material respects all of the covenants and agreements required to be performed and complied with by it under this Agreement prior to the Closing Date.

      (c) Approvals. Optionee shall have obtained, or caused to be obtained, each consent and approval required to be obtained by Optionee to effectuate the transactions contemplated hereby.

      (d) Governmental Filings. All material governmental filings, authorizations and approvals that are required by Optionee for the effectuation of the transactions contemplated hereby shall have been duly made and obtained.

      (e) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by a majority of the shareholders of the Company (it being understood that such approval shall be obtained in connection with approval of the Securities Purchase Agreement).

      (f) Injunction. There shall be no effective injunction, writ, preliminary restraining order or any order of any nature against the Shareholders issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as provided in this Agreement.

      (g) Closing of Securities Purchase Agreement. The closing shall have occurred under the Securities Purchase Agreement.

      10. MISCELLANEOUS.

      (a) Waivers, Amendments and Approvals. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

      (b) Fees and Expenses. Each of the parties shall be responsible for its own legal and other expenses incurred in connection with the transactions contemplated by this Agreement.

      (c) Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be personally delivered, transmitted via facsimile or overnight courier service or mailed first-class postage prepaid, registered or certified mail,

                  (i) if to any Shareholder, addressed to such holder at its address as shown on the books of the Company, or at such other address or to such facsimile telephone number as such holder may specify by written notice to the Company, or;

                  (ii) if to Optionee, at 410 Seventeenth Street, Suite 410, Denver, Colorado 80202, Attention: President; or at such other address as the Optionee may specify by written notice to the Shareholders;

and such notices and other communications shall for all purposes of this Agreement be treated as being effective or having been given on the date when personally delivered, or when transmitted by facsimile (if confirmation of facsimile receipt has been given), or on the date after being deposited with an overnight courier service, or, if sent by mail, four days after deposit in the United States mail, postage prepaid.

      (d) Specific Performance. Subsequent to the Effective Date, Optionee shall be entitled to specific enforcement of its rights under Sections 2 and 4 of this Agreement, to recover damages by reason of any breach of any provision thereof and to exercise all other rights existing in their favor. The Shareholders agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of such sections and that Optionee may, in its sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

      (e) Arbitration of Disputes.
                   (i) Any controversy or claim arising out of this Agreement other than under Sections 2 or 4 of this Agreement, or any breach of this Agreement other than under Sections 2 or 4 of this Agreement, shall be settled by arbitration in accordance with the Rules of the American Arbitration Association then in effect, as modified by this Section 10(e) or by the further agreement of the parties.

                  (ii)  Such arbitration shall be conducted in Denver, Colorado.

                  (iii) Any judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall not, under any circumstances, have any authority to award punitive, exemplary or similar damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

                  (iv) Nothing contained in this Section 10(e) shall limit or restrict in any way the right or power of a party at any time to seek injunctive relief in any court and to litigate the issues relevant to such request for injunctive relief before such court (A) to restrain the other party from breaching this Agreement or (B) for specific enforcement of this Section 10(e). The parties agree that any legal remedy available to a party with respect to a breach of this Section 10(e) will not be adequate and that, in addition to all other legal remedies, each party is entitled to an order specifically enforcing this Section 10(e).

                  (v) The parties to this Agreement hereby consent to the jurisdiction of the federal courts located within Denver, Colorado for all purposes.
                  (vi) Neither party nor the arbitrators may disclose the existence or results of any arbitration under this Agreement or any evidence presented during the course of the arbitration without the prior written consent of both parties, except as required to fulfill applicable disclosure and reporting obligations, or as otherwise required by law.

                  (vii) Each party shall bear its own costs incurred in the arbitration, provided that, in any claim based on an allegation of fraud or misrepresentation in connection with this Agreement, the attorneys' fees of both parties shall be borne by the non-prevailing party. The arbitrator's fees and expenses of any dispute submitted to arbitration hereunder shall be allocated among the parties who are subject to the arbitration by arbitrator so as to charge such fees and expenses proportionately to the party or parties whose positions are not sustained, which allocation shall be determined by the arbitrator as part of his decision. The parties agree that judgment may be entered in any court of competent jurisdiction upon any award of the arbitrator.

      (f) Parties in Interest; Assignment. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors of the parties hereto, whether so expressed or not, Optionee may assign this Agreement to any of its direct or indirect majority-owned subsidiaries, provided that any such assignment will not release Optionee from its obligations under Section 3 hereof. Except as set forth in the preceding sentence, no party may assign its rights or obligations under this Agreement.

      (g) Headings. The headings of the articles and sections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

      (h) Choice of Law. The substantive laws of Colorado and applicable federal law shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereunder.

      (i) Counterparts. This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, each of the Optionee and the Shareholders has caused this Agreement to be executed by its duly authorized representative.

                          PACIFIC USA HOLDINGS CORP.,
                          a Texas corporation

                          By    /s/ Bill C. Bradley
                               -----------------------------------------------
                               Name: Bill C. Bradley
                               Title: President and Chief Executive Officer
                               Date: October 29, 1996




                                /s/ Morris Ginsburg
                                ----------------------------------------------
                                Morris Ginsburg



                               /s/ Irwin L. Sandler
                               -----------------------------------------------
                               Irwin L. Sandler



                               SANDLER PARTNERS FAMILY PARTNERS, LTD.
                          By   /s/ Irwin L. Sandler
                               -----------------------------------------------
                               Irwin L. Sandler, General Partner

                             Consent of the Company
                             ----------------------

      The Company hereby acknowledges receipt of a copy of the foregoing Agreement.

                        MONACO FINANCE, INC.
                         By   /s/ Morris Ginsburg
                              -------------------------------------
                              Name: Morris Ginsburg
                              Title:President

                                    EXHIBIT C

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN VIOLATION OF SUCH ACT OR LAW OR THE PROVISIONS OF THIS WARRANT.








                               WARRANT TO PURCHASE

                        6,000,000 SHARES OF COMMON STOCK
                                       OF
                              MONACO FINANCE, INC.


                          Dated as of October 29, 1996



                                TABLE OF CONTENTS
                                                                                       Page
SECTION 1.        DEFINITIONS                                                             2
SECTION 2.        EXERCISE OF WARRANT                                                     3
        2.1       Exercise Generally                                                      3
        2.2       Holder Representations and Warranties                                   4
SECTION 3.        PREEMPTIVE RIGHTS; ANTI-DILUTION                                        4
        3.1       Preemptive Rights                                                       4
        3.2       Anti-Dilution Provisions                                                4
        3.3       Notice of Certain Corporation Transactions                              5
        3.4       No Adjustment in Certain Circumstances                                  6
        3.5       Certificate of Adjustment A                                             6
        3.6       Information to be Furnished Upon Request                                6
SECTION 4.        RESERVATIONS                                                            6
SECTION 5.        SALE OF THE COMPANY; REORGANIZATIONS                                    6
SECTION 6.        DISSOLUTION OR LIQUIDATION                                              7
SECTION 7.        NOTICE OF EXTRAORDINARY DIVIDENDS                                       7
SECTION 8.        PROHIBITION ON ISSUANCE OF CLASS B COMMON STOCK                         8
SECTION 9.        FRACTIONAL SHARES                                                       8
SECTION 10.       FULLY PAID STOCK; TAXES                                                 8
        10.1      General                                                                 8
        10.2      Taxes                                                                   8
SECTION 11.       CLOSING OF TRANSFER BOOKS                                               8
SECTION 12        RESTRICTIONS ON TRANSFERABILITY OF WARRANTS AND
                  SHARES; COMPLIANCE WITH LAWS                                            9
        12.1      In General                                                              9
        12.2      Restrictive Legends                                                     9
        12.3      Notice of Proposed Transfer; Registration Not Required                 10
SECTION 13.       REGISTRATION RIGHTS                                                    10
SECTION 14.       LOST, STOLEN WARRANTS, ETC.                                            10
SECTION 15.       SEVERABILITY                                                           11
SECTION 16.       MISCELLANEOUS                                                          11
        16.1      Holder Not A Shareholder                                               11
        16.2      Notices                                                                11
        16.3      Successors and Assigns                                                 11
        16.4      Amendments                                                             12
        16.5      Headings                                                               12
        16.6      Governing Law                                                          12
        16.7      Termination                                                            12

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN VIOLATION OF SUCH ACT OR LAW OR THE PROVISIONS OF THIS WARRANT.

  No. of Shares: 6,000,000                   Dated as of October 29, 1996


                              WARRANT TO PURCHASE
                         SHARES OF CLASS A COMMON STOCK
                                       OF
                              MONACO FINANCE, INC.


      THIS IS TO CERTIFY that, for value received and subject to the provisions hereinafter set forth,


                           PACIFIC USA HOLDINGS CORP.

                                   or assigns

is entitled upon the due exercise hereof at any time during the Exercise Period (as hereinafter defined) to purchase from Monaco Finance, Inc., a Colorado corporation (the "Company"), up to 6,000,000 shares of Class A Common Stock
(as hereinafter defined and subject to adjustment as provided herein) of the Company at the Exercise Price (as hereinafter defined and subject to adjustment as provided herein) for each share of Common Stock so purchased and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and conditions and pursuant to the provisions hereinafter set forth.

Attest:                                     MONACO FINANCE, INC.

/s/ Irwin L. Sandler                        By: /s/ Morris Ginsburg
----------------------------------------    -----------------------------------
Name: Irwin L. Sandler                      Name: Morris Ginsburg
Secretary                                   Title: President


      Additional provisions follow on the next pages and are incorporated in this Warrant as if set forth on this page.

SECTION 1.             DEFINITIONS.

      In addition to the terms defined elsewhere in this Warrant, the following terms have the following respective meanings:

      "Class A Common Stock" shall mean, collectively, the (a) the Company's Class A Common Stock, par value $.01 per share, and (b) any successor security to the Class A Common Stock.

      "Class B Common Stock" shall mean, collectively, (a) the Company's Class B Common Stock, par value $.01 per share, and (b) any successor security to the Class B Common Stock.

      "Closing Date" shall mean the date of closing of the transaction contemplated by the Securities Purchase Agreement, dated as of October 29, 1996, between the Company and Pacific USA Holdings Corp.

      "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

      "Company" shall mean Monaco Finance, Inc., a Colorado corporation, and any successor to the Company in the circumstances contemplated by Section 5. Unless the context otherwise indicates, the term "Company" shall also include all Subsidiaries.

      "Exercise Date" shall mean the date or dates on which this Warrant is exercised.

      "Exercise Period" shall mean the period commencing on the Closing Date and terminating on the Expiration Date.

      "Exercise Price" shall mean $4.50 per share for the first 2,500,000 shares of Class A Common Stock purchased upon exercise of this Warrant; $5.00 per share for the next 1,500,000 shares purchased upon exercise of this Warrant; $6.00 per share for the next 1,000,000 shares purchased upon exercise of this Warrant; and $7.00 per share for the remaining 1,000,000 shares purchased upon exercise of this Warrant, adjustable as set forth in Section 3.

      "Expiration Date" shall mean the fifth anniversary of the Closing Date.

      "Fair Market Value" of the Class A Common Stock of the Company as of a particular date (the "Determination Date") shall mean: (i) if the Company's Common Stock is traded on an exchange or is quoted on the Nasdaq Stock Market, then the average closing or last sale prices, respectively, reported for the 10 business days immediately preceding the Determination Date, and (ii) if the Company's Common Stock is not traded on an exchange or on the Nasdaq Stock Market, but is traded on the over-the-counter market, then the average closing bid and asked prices reported for the 10 business days immediately preceding the Determination Date.

      "Holder" shall mean the registered holder of this Warrant, and, if the context so indicates, the holder of Restricted Stock.

      "Preferred Stock" shall mean, collectively, (a) the Company's Preferred Stock, no par value, and (b) any successor security to the Preferred Stock.

      "Restricted Stock" shall mean the shares of Class A Common Stock of the Company issued upon the exercise of this Warrant.

      "Sale of the Company" shall mean any change of control of the Company (as the term 'control' is defined in Rule 405 of the Commission under the Securities
Act), whether such change of control occurs through merger, consolidation, sale of assets or stock, exchange of securities, or otherwise.

      "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

      "Pacific USA Holdings Corp." shall mean Pacific USA Holdings Corp., a Texas corporation.

      "Underlying Shares" shall mean the shares of Class A Common Stock issuable upon exercise of this Warrant.

      "Warrant" or "this Warrant" as used herein shall mean this Warrant and any warrant hereafter issued in exchange or substitution for this Warrant.

SECTION 2.             EXERCISE OF WARRANT.

      2.1 Exercise Generally. Subject to the conditions hereinafter set forth, this Warrant may be exercised in whole or in part, during the Exercise Period, but in no event subsequent to the end of the Exercise Period, by the surrender of this Warrant (with the subscription form at the end hereof duly completed and executed) at the principal office of the Company in Denver, Colorado, and upon payment of the Exercise Price in immediately available funds. This Warrant and all rights and options hereunder shall expire at the Expiration Date, and shall be wholly null and void to the extent this Warrant is not exercised before that time. The Company shall pay all expenses and other charges payable in connection with the preparation, execution and delivery of stock certificates under this
Section 2.1.

      2.2 Holder Representations and Warranties. In connection with any exercise of this Warrant, the Holder agrees to make such representations and warranties as may be necessary to demonstrate compliance with applicable securities laws, as may be reasonably requested by the Company.

SECTION  3.           PREEMPTIVE RIGHTS; ANTI-DILUTION.

      3.1 Preemptive Rights. The Holder shall have a preemptive or similar right to acquire or subscribe for any shares of Class A Common Stock, Preferred Stock, rights, warrants, options to purchase Class A Common Stock or Preferred Stock or scrip or securities of any kind convertible into Class A Common Stock or Preferred Stock or carrying stock purchase warrants or privileges, if any of the foregoing are issued after the date of this Warrant, other than shares of Class A Common Stock or Preferred Stock, rights, warrants, options to purchase Class A Common Stock or Preferred Stock or scrip or securities of any kind convertible into Class A Common Stock or Preferred Stock or carrying stock purchase warrants or privileges issued (i) as consideration for the Company's acquisition of any assets or business owned by any third party, (ii) to directors or employees of the Company pursuant to a stock option or other incentive plan, (iii) pursuant to the exercise of warrants, options, conversion rights or similar rights outstanding on the date hereof, (iv) pursuant to a registered public offering, or (v) to lenders in connection with bona fide financing transactions. The Company shall promptly mail notice of any event or circumstance which gives rise to the rights granted by this ss.3.1 to the Holder, and the Holder, not later than 30 days after the giving of such notice, shall make the payment to the Company as shall be required to acquire or subscribe for the Company's capital stock in the exercise of the Holder's rights under this Section 3.1.

      3.2 Anti-Dilution Provisions. The Underlying Shares shall be subject to change or adjustment as follows:

                  (a) Class A Common Stock Dividends, Subdivisions, Combinations. If the Company shall (i) pay or make a dividend or other distribution to all holders of its Class A Common Stock in shares of Class A Common Stock, (ii) subdivide, split or reclassify the outstanding shares of its Class A Common Stock into a larger number of shares, or (iii) combine or reclassify the outstanding shares of its Class A Common Stock into a smaller number of shares, then in each such case the Underlying Shares shall be adjusted to equal the number of such shares to which the Holder of this Warrant would have been entitled upon the occurrence of such event had this Warrant been exercised immediately prior to the happening of such event or, in the case of a stock dividend or other distribution, prior to the record date for determination of such shareholder entitled thereto, and the Exercise Price shall be proportionately adjusted. An adjustment made pursuant to this paragraph (a) shall become effective immediately after such record date, in the case of a dividend or distribution, and immediately after the effective date, in the case of a subdivision, split, combination or reclassification.

                  (b) Reorganization or Reclassification. In case of any capital reorganization or any reclassification of the Class A Common Stock of the Company (whether pursuant to a merger, consolidation or otherwise), this Warrant shall thereafter be exercisable for the number of shares of stock or other securities or property receivable upon such capital reorganization or reclassification of Class A Common Stock, as the case may be, by a holder of the number of shares of Class A Common Stock into which this Warrant was exercisable immediately prior to such capital reorganization or reclassification of Class A Common Stock; and, in any case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

                  (c) Distributions of Assets or Securities Other Than Class A Common Stock. In case the Company shall, by dividend or otherwise, distribute to all holders of its Class A Common Stock shares of any of its capital stock (other than Class A Common Stock), rights or warrants to purchase any of its securities, cash (other than dividends paid out of net surplus or current or retained earnings), other assets or evidences of its indebtedness, then in each such case the Exercise Price shall be reduced by the fair market value (as determined in good faith by the Board of Directors of the Company) of the portion of the securities, cash, assets or evidences of indebtedness so distributed applicable to one share of Class A Common Stock. An adjustment made pursuant to this paragraph (c) shall become effective immediately after such distribution date.

                  (d) No Impairment. The Company shall not, without the prior consent of the Holder, by amendment of its Articles of Incorporation or through any reorganization, transfer of the assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this paragraph (d) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment.

      3.3 Notice of Certain Corporation Transactions. The Company shall promptly mail to the Holder a notice of any proposed dividend, merger, dissolution, liquidation or winding up of the Company, stating the proposed record date (if any) or effective date for any such transaction and briefly describing the transaction.

      3.4 No Adjustment in Certain Circumstances. The Company shall not make any adjustment of any of the Exercise Price or the number of Underlying Shares in the case of (a) the exercise of this Warrant, or (b) the issuance or sale by the Company of Class A Common Stock or rights or options pursuant to, or the adjustment of the exercise price, or the exercise or termination, of rights or options issued pursuant to, any employee stock option or similar plan of the Company, or (c) except as specifically provided in this Section 3, by reason of the issuance of shares of Class A Common Stock or any other securities of the Company in exchange for cash, property or services or other consideration.

      3.5 Certificate of Adjustment. Upon the occurrence of each adjustment pursuant to this Section 3, the Company, at its expense, shall as promptly as practicable compute such adjustment in accordance with the provisions of this
Section 3, and prepare and furnish to the Holder a certificate setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based.

      3.6 Information to be Furnished Upon Request. Upon the request at any time of the Holder, the Company shall as promptly as practicable furnish or cause to be furnished, to the Holder, at its address set forth in such request, a certificate setting forth the number of shares of Class A Common Stock that at the time would be received upon the exercise of the Warrant and the Exercise Price thereof.

SECTION 4.              RESERVATIONS.

      The Company shall at all times reserve and keep available such number of authorized shares of its Class A Common Stock, solely for the purpose of issue upon the exercise of the rights represented by this Warrant, as may at any time be issuable upon the exercise of this Warrant. Such reserved shares of Class A Common Stock shall at no time have an aggregate par value that is in excess of the Exercise Price.

SECTION 5.              SALE OF THE COMPANY; REORGANIZATIONS.

      In the event that (i) a Sale of the Company, or (ii) any capital reorganization or reclassification of the capital stock of the Corporation or merger of the Company with or into another corporation or other entity (collectively, a "Reorganization"), shall be effected in such a way that holders of Class A Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Class A Common Stock, then, as a condition of such Sale of the Company or Reorganization, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified in this Warrant, and in lieu of the Class A Common Stock immediately theretofore receivable upon the exercise of this Warrant, such shares of stock, securities or assets as would have been (by virtue of such Sale of the Company or Reorganization) issued or payable with respect to or in exchange for a number of outstanding shares of Class A Common Stock equal to the number of shares of Class A Common Stock immediately theretofore receivable upon the exercise of this Warrant, assuming such exercise had taken place immediately prior to such Sale of the Company or Reorganization. In any such case, appropriate provision shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the number of shares of Class A Common Stock receivable upon exercise of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter receivable upon the exercise of this Warrant. The Company shall not effect any such Sale of the Company or Reorganization, unless, prior to or simultaneously with the consummation thereof, the successor entity (if other than the Company) resulting from such transaction shall assume by written instrument, executed and mailed or delivered to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to receive. Notice of any proposed Sale of the Company or Reorganization shall be given by the Company to the Holder as promptly as practicable after such transaction appears likely.

SECTION 6.             DISSOLUTION OR LIQUIDATION.

      Upon any proposed distribution of the assets of the Company in dissolution or liquidation (except under circumstances when Section 5 shall be applicable), the Company shall mail notice thereof to the Holder and shall make no distribution to its shareholders until the expiration of 30 days from the date of mailing of such notice and, in any such event, the Holder of this Warrant may exercise this Warrant within 30 days from the date of mailing such notice. All rights herein granted not so exercised within such 30-day period shall thereafter become null and void.

SECTION 7.             NOTICE OF EXTRAORDINARY DIVIDENDS.

      If the board of directors of the Company shall declare any dividend or other distribution on its Class A Common Stock (except out of earned surplus or net profits or by way of a stock dividend payable on its Class A Common Stock), the Company shall mail notice thereof to the Holder not less than 21 days prior to the record date fixed for determining shareholders entitled to participate in such dividend or other distribution.

SECTION 8.             PROHIBITION ON ISSUANCE OF CLASS B COMMON STOCK.

      The Company shall not issue, or agree to issue, any shares of its Class B Common Stock or grant any warrant, option or other right to acquire any shares of Class B Common Stock or issue or sell any security convertible into Class B Common Stock, without the prior written consent of Pacific USA Holdings Corp. The Company shall not authorize any equity securities other than the equity securities presently authorized, namely, the Class A Common Stock, the Class B Common Stock and the Preferred Stock without the prior written consent of Pacific USA Holdings Corp.

SECTION 9.             FRACTIONAL SHARES.

      Fractional shares shall be issued upon the exercise of this Warrant in any case where the number of Underlying Shares at the time of exercise includes fractional shares.

SECTION 10.            FULLY PAID STOCK; TAXES.

      10.1 General. The Company covenants and agrees that the shares of its capital stock represented by each certificate to be delivered on the exercise of this Warrant shall, at the time of such delivery, be validly issued and outstanding, and be fully paid and nonassessable. The Company covenants and agrees that, upon issuance of the Underlying Shares, the Underlying Shares shall have voting rights equivalent to those of any other holder of Class A Common Stock.

      10.2 Taxes. The Company covenants and agrees that it shall pay, when due and payable, any and all federal and state issuance or transfer taxes that may be payable in respect of this Warrant or any Class A Common Stock or certificates issued hereunder. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the transfer and delivery of stock certificates in the name other than that of the Holder, and any such tax shall be paid by the Holder at the time of presentation.

SECTION 11.            CLOSING OF TRANSFER BOOKS.

      The right to exercise this Warrant shall not be suspended during any period that the stock transfer books of the Company for its Class A Common Stock may be closed. The Company shall not be required, however, to deliver stock certificates upon such exercise while such books are duly closed for any purpose, but the Company may postpone the delivery of such certificates until the opening of such books. In such case, the certificates shall be delivered promptly after the books are opened.

SECTION 12. RESTRICTIONS ON TRANSFERABILITY OF WARRANTS AND SHARES; COMPLIANCE WITH LAWS.

      Notwithstanding anything contained in this Warrant to the contrary, the terms and provisions of this Section 12 shall remain in full force and effect at all times up to and including the end of the Exercise Period and, unless otherwise specified herein, the term "Warrant" shall include the Underlying Shares, and the term "Restricted Stock" shall include such Underlying Shares as if they had been issued.

      12.1 In General. This Warrant and the Restricted Stock shall not be transferable except upon the conditions hereinafter specified, which conditions are intended to ensure compliance with the provisions of the Securities Act (or any similar federal statute at the time in effect) and any applicable state securities laws in respect of the transfer of this Warrant or any Restricted Stock.

      12.2 Restrictive Legends. Each certificate for Restricted Stock shall, unless otherwise permitted by the provisions of this 12.2, bear on the face thereof a legend reading substantially as follows:

      THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT AND ANY STATE SECURITIES LAWS THAT MAY BE APPLICABLE AND ARE TRANSFERABLE ONLY UPON THE CONDITIONS SPECIFIED IN THE WARRANT PURSUANT TO WHICH SUCH SHARES WERE ISSUED.

      If a registration statement covering this Warrant or the Restricted Stock shall become effective under the Securities Act and under any applicable state securities laws, or if the Company shall receive an opinion of counsel reasonably satisfactory to the Company (which shall include counsel to the Company and counsel to the original purchaser hereof) that, in the opinion of such counsel, such legend is not, or is no longer, necessary or required (including, without limitation, because of the availability of any exemption afforded by Rule 144 of the Commission), the Company shall, or shall instruct its transfer agents and registrars to, remove such legend from the certificates evidencing the Restricted Stock or issue new certificates without such legend. Upon the written request of the Holder of this Warrant or of the Restricted Stock, the Company shall forthwith request independent counsel experienced in such matters to render an opinion with respect to the matters covered herein, and the Company shall bear all expenses in connection therewith.

      12.3 Notice of Proposed Transfer; Registration Not Required. Except as set forth in this Section 12.3 and as restricted by federal and state securities laws, this Warrant shall be freely transferable, provided that the Holder of this Warrant or the Restricted Stock, by acceptance thereof, agrees that it shall give prior notice to the Company of its intention to transfer this Warrant or the Restricted Stock (or any portion thereof), describing briefly the manner and circumstances of the proposed transfer and the identity of the proposed transferee. The Company shall have the right, exercisable in a writing delivered to Holder no later than three business days after the receipt of the Holder's notice of intended transfer, to reject a proposed transferee, provided that such right may be exercised only on the grounds that the proposed transferee is a direct competitor of the Company engaged in the business of originating, investing in, selling, purchasing, servicing, or otherwise dealing in motor vehicle loans and consumer loans. Promptly after receiving such notice, the Company shall present copies thereof to Company counsel. If, in the opinion of such counsel, the proposed transfer may be effected without registration or qualification under any federal or state law, the Company, as promptly as practicable, shall notify such Holder of such opinion and of the terms and conditions, if any, to be observed in connection with such transfer, whereupon such Holder shall be entitled to transfer this Warrant or such Restricted Stock, and to have a new Warrant or new stock certificate(s) issued in the name of the transferee or its nominee. If such counsel is unable to render such an opinion (in which case such counsel shall set forth in writing the basis for the legal conclusions in this regard), the proposed transfer described in the notice given pursuant to this Section 12.3 may not be effected except to the extent permitted by and upon such registration and/or qualification or, in lieu thereof, compliance with the conditions of an exemptive regulation of the Commission and/or any applicable state securities regulatory authority, as the case may be. Thereupon, the Company shall notify the Holder of such restrictions, and the Holder shall not be entitled to effect such transfer until receipt of a contrary notice from the Company or until such registration or qualification, filing or compliance has become effective (and consistent with the terms thereof). All fees and expenses of Company counsel in connection with the rendition of the opinion provided for in this Section 12.3 shall be paid by the Company.

SECTION 13.            REGISTRATION RIGHTS

      The Holder shall have the rights with respect to registration of the Underlying Shares as set forth in Article 9 of the Securities Purchase Agreement, dated October 29, 1996, between the Company and Pacific USA Holdings Corp.

SECTION 14.            LOST, STOLEN WARRANTS, ETC.

      If this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Warrant of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of the mutilated Warrant, or in lieu of the Warrant lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Warrant, and upon receipt of indemnity satisfactory to the Company.

SECTION 15.            SEVERABILITY.

      Should any part of this Warrant for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which shall remain in force and effect as if this Warrant had been executed with the invalid portion thereof eliminated. It is hereby declared the intention of the parties hereto that they would have executed and accepted the remaining portion of this Warrant without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

SECTION 16             MISCELLANEOUS.

      16.1 Holder Not A Shareholder. Except as otherwise specifically provided herein, prior to the exercise of this Warrant, the Holder shall not be entitled to any of the rights of a shareholder of the Company.

      16.2 Notices. Any notice, demand or delivery to be made pursuant to the provisions of this Warrant shall be in writing and (a) shall be deemed to have been given or made one day after the date sent (i) if by the Company, by prepaid overnight delivery, addressed to the Holder at its last known address appearing on the books of the Company maintained for such purpose, with a copy to Alan L. Zeiger, Esq., Blank, Rome, Comisky & McCauley, Four Penn Center Plaza, Philadelphia, Pennsylvania 19103, and Cathryn L. Porter, Esq., Pacific USA Holdings Corp., 3200 Southwest Freeway, Suite 1200, Houston, Texas 77027 or (ii) if by the Holder, by prepaid overnight delivery addressed to the Company at Suite 5060, 370 Seventeenth Street, Denver, Colorado 80202, with a copy to John
R. Garrett, Esq., at Brownstein Hyatt Farber & Strickland, P.C., 410 Seventeenth Street, Denver, Colorado 80202; and (b) if given by courier, confirmed telegram, confirmed facsimile transmission or confirmed telex shall be deemed to have been made or given when received. The Holder and the Company may each designate a different address by notice to the other in the manner provided in this Section 16.2.

      16.3 Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the Holder. The provisions of this Warrant are intended to be for the benefit of the Holder of this Warrant or the Restricted Stock and shall be enforceable by the Holder.

      16.4 Amendments. This Warrant may not be modified, supplemented, varied or amended except by an instrument in writing signed by the Company and the Holder.

      16.5 Headings. The index and the descriptive headings of sections of this Warrant are provided solely for convenience of reference and shall not, for any purpose, be deemed a part of this Warrant.

      16.6 Governing Law. THIS WARRANT AND ALL MATTERS CONCERNING THIS WARRANT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF COLORADO FOR CONTRACTS ENTERED INTO AND TO BE PERFORMED IN SUCH STATE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS, AND APPLICABLE FEDERAL LAW.

      16.7 Termination. This Warrant shall terminate and shall be of no further force and effect in the event that the Securities Purchase Agreement by and between the Company and Pacific USA Holdings Corp., dated as of October 29, 1996, shall terminate prior to the consummation of the transactions contemplated by such Securities Purchase Agreement.

      EXERCISE NOTICE

      TO MONACO FINANCE, INC.:

                  The undersigned registered holder of the within Warrant hereby irrevocably exercises the Warrant, purchases thereunder______ shares of the Class A Common Stock of the Company, herewith makes payment of $________ therefor, and requests that the certificate(s) for such shares be issued in the name of the undersigned Holder or its nominee and delivered to it at Holder's address on the books of the Company.


                                      PACIFIC USA HOLDINGS CORP.
                                       By
                                         -------------------------------------
                                         Name:
                                         Title:

                                     Dated:
                                           -----------------------------------

      ASSIGNMENT

      FOR VALUE RECEIVED, the undersigned registered Holder of the within Warrant hereby sells, assigns and transfers unto the Warrant and all rights evidenced thereby and does irrevocably constitute and appoint attorney to transfer the Warrant on the books of the Company.

                                      PACIFIC USA HOLDINGS CORP.
                                       By
                                           ------------------------------------
                                          Name:
                                          Title:
                                          Dated:

                                  EXHIBIT "D"


                                   AGREEMENT


      Agreement, dated December 3, 1996, between Pacific USA Holdings Corp. ("Pacific"), a Texas corporation, and Pacific Electric Wire & Cable Co., Ltd. a Taiwanese limited company ("Pacific Electric").

      Whereas, Pacific and Pacific Electric are each required to file a statement on Schedule 13D pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, with respect to the securities of Monaco Finance, Inc. of which Pacific and Pacific Electric are each deemed to be the beneficial owners pursuant to such rules; and

      Whereas, Pacific and Pacific Electric have prepared one statement for filing with the SEC to reflect such beneficial ownership pursuant to such rules.

      NOW, THEREFORE, intending to be legally bound hereby, the undersigned agree that the Statement on Schedule 13D prepared by Pacific and Pacific Electric with respect to the securities of Monaco Finance, Inc., when filed with the SEC, will be filed on behalf of each of Pacific and Pacific Electric.

      IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of the date set forth above.


                                      Pacific USA Holdings Corp.

                                      By: /s/ Bill C. Bradley
                                          -----------------------------------
                                          Name:   Bill C. Bradley
                                          Title:  Chief Executive Officer


                                      Pacific Electric Wire & Cable Co., Ltd.


                                      By: /s/ Tung Ching-yun
                                          -----------------------------------
                                          Name:   Tung Ching-yun
                                          Title:  Vice President